Exhibit 2.1

CONFIDENTIAL

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

dated as of August 23, 2021,

among

GUIDEWELL MUTUAL HOLDING CORPORATION,

GUIDEWELL MERGER, INC.

and

TRIPLE-S MANAGEMENT CORPORATION

TABLE OF CONTENTS

i

INDEX OF DEFINED TERMS

Defined Term	Location of Definition

Acceptable Confidentiality Agreement	9.03
Administrator	9.03
Adverse Recommendation Change	5.02(e)
affiliate	9.03
Agent	9.03
Agreement	Preamble
Antitrust Approvals	3.05(b)
Antitrust Laws	9.03
Appraisal Shares	2.01(d)
Article 10.13	2.01(d)
ASES	9.03
Authorizations	3.22(f)
Bankruptcy and Equity Exception	3.04(a)
BCBSA	9.03
Book-Entry Shares	2.02(b)
Burdensome Condition	6.03(c)
Business Day	9.03
CARES Act	9.03
Certificates	2.02(b)
Closing	1.02
Closing Date	1.02
CMS	9.03
Code	9.03
Company	Preamble
Company Acquisition Agreement	5.02(a)
Company Actuarial Analyses	3.09
Company Articles	3.01
Company Balance Sheet	3.06(e)
Company Benefit Plan	9.03
Company Board	Recitals
Company Board Recommendation	3.04(b)
Company Bylaws	3.01
Company Common Stock	Recitals
Company Concession	6.03(a)
Company Disclosure Letter	Article III
Company Intellectual Property	9.03
Company Material Adverse Effect	9.03
Company Performance Share Unit	9.03
Company Preferred Stock	3.02(a)
Company PSU	9.03
Company Record Date	6.01(a)
Company Registered Intellectual Property	3.24(a)

Defined Term	Location of Definition

Company Restricted Share	9.03
Company Restricted Stock Unit	9.03
Company Restriction	6.03(c)
Company RSA	9.03
Company RSU	9.03
Company SEC Documents	3.06(a)
Company Statutory Financial Statements	3.07(a)
Company Stock Plan	9.03
Company Stockholder Approval	3.04(b)
Company Stockholders Meeting	6.01(a)
the Company Subsidiaries	3.01
Company Takeover Proposal	9.03
Company Termination Fee	6.07(b)
Company’s o;s	9.03
Confidentiality Agreement	6.02
Consent	3.05(b)
Continuing Employees	6.05(a)
Contract	3.05(a)
control	9.03
Controlled Group	3.18(d)
Copyrights	9.03
COVID-19	9.03
COVID-19 Measures	9.03
DE Certificate of Merger	1.03
De Minimis Company Restriction	6.03(c)
DGCL	Recitals
DOH	3.20(a)
DOJ	6.03(c)
DOT	3.18(b)
Effective Time	1.03
Environmental Authorizations	3.23(a)
Environmental Claims	9.03
Environmental Law	9.03
Equity Interests	3.02(a)
ERISA	3.18(c)
Exchange Act	9.03
Exchange Fund	2.02(a)
Excluded Shares	2.01(b)
Families First Act	9.03
FCPA	3.22(d)
Form A	9.03
Form E	9.03
FTC	6.03(c)

v

Defined Term	Location of Definition

GAAP	3.02(e)
Government Sponsored Health Care Programs	9.03
Governmental Entity	3.05(b)
Hazardous Materials	9.03
Health Care Laws	9.03
Health Care Programs	9.03
HSR Act	3.05(b)
Incentive Law	3.16(o)
Indebtedness	9.03
Indemnified Persons	6.06(a)
Insurance Contract	9.03
Insurance Laws	9.03
Insurance Regulator	9.03
Intellectual Property	9.03
Intervening Event	9.03
Investment Assets	9.03
Investment Guidelines	3.11
IT Assets	9.03
Judgment	3.05(a)
knowledge of the Company	9.03
Law	3.05(a)
Leased Real Property	3.19(b)
Leases	3.19(b)
Legal Restraints	7.01(a)
Liens	3.03(b)
Maximum Premium	6.06(b)
Measurement Date	3.02(a)
Merger	Recitals
Merger Consideration	2.01(c)
Merger Sub	Preamble
Nonqualified Deferred Compensation Plan	3.18(i)
Notice of Adverse Recommendation Change	5.02(f)
NYSE	3.02(e)
OCI	3.22(a)
OITE	3.22(a)
OSS	9.03
Outside Date	8.01(b)(i)
Owned Real Property	3.19(a)
Owned Real Property Leases	3.19(a)
Parent	Preamble
Parent Disclosure Letter	Article IV
Parent Material Adverse Effect	9.03
Parent Termination Fee	6.07(c)

Defined Term	Location of Definition

parties	Preamble
party	Preamble
Patents	9.03
Paying Agent	2.02(a)
Payment	6.07(d)
Payor	6.07(d)
Permitted Liens	9.03
Person	9.03
Personal Data	9.03
Policies	3.22(h)
POS Leased Real Property	3.19(b)
PR Certificate of Merger	1.03
PR Code	3.18(c)
PR Insurance Code	9.03
PRGCA	Recitals
Proceeding	3.21
Providers	9.03
Proxy Statement	3.05(b)
Qualifying Company Takeover Proposal	5.02(c)
Qualifying Director Share	9.03
RBC Plans	3.07(f)
Recent SEC Reports	Article III
Recipient	6.07(d)
Release	9.03
Representatives	5.02(a)
Risk-Based Capital	9.03
Risk-Based Capital Report	9.03
SAP	3.06(e)
Sarbanes-Oxley Act	3.06(b)
SEC	9.03
Secondary Payer Rules	3.12
Securities Act	9.03
Specified Company Regulatory Approvals	3.05(b)
Specified Contract	3.20 (a)
Specified Parent Regulatory Approvals	4.04(b)
Specified Permitted Investment	9.03
Specified Regulatory Approvals	4.04(b)
subsidiary	9.03
Superior Proposal	9.03
Surviving Articles	1.05
Surviving Corporation	1.01
Tax Grant	3.16(o)
Tax Return	9.03

Defined Term	Location of Definition

Taxes	9.03
Taxing Authority	9.03
Trade Secrets	9.03
Trademarks	9.03
Transactions	Recitals
Unspecified Permitted Investment	9.03
Voting Company Debt	3.02(c)

AGREEMENT AND PLAN OF MERGER dated as of August 23, 2021 (this “Agreement”), by and among GuideWell Mutual Holding Corporation, a Florida not-for-profit mutual insurance holding company (“Parent”), GuideWell Merger, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Triple-S Management Corporation, a Puerto Rico corporation (the “Company”). Unless expressly stated otherwise, Parent, Merger Sub and the Company are referred to in this Agreement individually as a “party” and collectively as the “parties”.

WHEREAS, the parties intend that at the Effective Time, Merger Sub will be merged with and into the Company (the “Merger”) upon the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporations Act (2009) of the Commonwealth of Puerto Rico (the “PRGCA”) and the General Corporation Law of the State of Delaware (the “DGCL”), with the Company surviving the Merger and becoming a wholly owned subsidiary of Parent as a result of the Merger;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has (i) determined that this Agreement, the Merger and the other transactions contemplated hereby (collectively, the “Transactions”) are in the best interests of the Company and its stockholders, (ii) unanimously approved and declared advisable this Agreement and the Transactions, including the Merger, in each case on the terms and subject to the conditions set forth in this Agreement and (iii) recommended that the holders of shares of common stock, par value $1.00 per share, of the Company (“Company Common Stock”), adopt this Agreement and directed that this Agreement be submitted to the Company’s stockholders at the Company Stockholders Meeting;

WHEREAS, the Board of Directors of Merger Sub has approved and declared advisable, and the Board of Directors of Parent has approved, this Agreement and the Transactions, including the Merger, in each case on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Transactions.

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I

The Merger

SECTION 1.01. The Merger. On the terms and subject to the conditions set forth in this Agreement and in accordance with the PRGCA and the DGCL, Merger Sub shall be merged with and into the Company at the Effective Time. At the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”).

SECTION 1.02. Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Cravath, Swaine & Moore LLP, 825 Eighth Avenue, New

York, New York 10019 at 10:00 a.m., New York City time (or remotely by exchange of documents and signatures (or their electronic counterparts)), on a date to be specified and agreed by Parent and the Company, which date shall be no later than the third Business Day following the satisfaction (or, to the extent permitted by Law, waiver by the party entitled thereto), of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction (or, to the extent permitted by Law, waiver by the party entitled thereto) of such conditions, or at such other place, time and date as shall be agreed in writing by the parties hereto. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

SECTION 1.03. Effective Time. Prior to the Closing, Parent, Merger Sub and the Company shall prepare, and on the Closing Date, Parent, Merger Sub and the Company shall (a) file with the Secretary of State of the Commonwealth of Puerto Rico, a certificate of merger (the “PR Certificate of Merger”) executed in accordance with, and in such form as is required by, the relevant provisions of the PRGCA, and shall make all other filings or recordings required under the PRGCA to effectuate the Merger, and (b) file with the Secretary of State of the State of Delaware a certificate of merger (the “DE Certificate of Merger”) executed in accordance with, and in such form as is required by, the relevant provisions of the DGCL, and shall make all other filings or recordings required under the DGCL to effectuate the Merger. The Merger shall become effective at such time as the PR Certificate of Merger is duly filed with the Secretary of State of the Commonwealth of Puerto Rico or at such other time as Parent and the Company shall agree and specify in the PR Certificate of Merger in accordance with the PRGCA (the time the Merger becomes effective being referred to herein as the “Effective Time”).

SECTION 1.04. Effects of Merger. The Merger shall have the effects provided in this Agreement, the PR Certificate of Merger and the DE Certificate of Merger and as set forth in Article 10.10 of the PRGCA and Section 259 of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub will vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub will become the debts, liabilities and duties of the Surviving Corporation.

SECTION 1.05. Articles of Incorporation and Bylaws. At the Effective Time, (a) the articles of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be the articles of incorporation of the Surviving Corporation (the “Surviving Articles”), until thereafter amended in accordance with applicable Law and the applicable provisions therein, and (b) the bylaws of the Company, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation, until thereafter amended in accordance with applicable Law, the applicable provisions therein and the Surviving Articles.

SECTION 1.06. Directors and Officers. (a) The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

(b) The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

ARTICLE II

Effect on Capital Stock; Payment for Shares

SECTION 2.01. Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any holder of any shares of Company Common Stock or any shares of capital stock of Merger Sub:

(a) Capital Stock of Merger Sub. Each issued and outstanding share of common stock of Merger Sub, par value $1.00 per share, shall automatically be canceled and converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $1.00 per share, of the Surviving Corporation.

(b) Cancellation of Stock Owned by the Company, Parent or Merger Sub. Each share of Company Common Stock that is owned by the Company, Parent or Merger Sub (such shares, “Excluded Shares”), in each case immediately prior to the Effective Time, shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor.

(c) Conversion of Company Common Stock. Each issued and outstanding share of Company Common Stock (other than Company RSAs (which shall be treated as provided in Section 6.04(a)(i)), Excluded Shares and Appraisal Shares) shall be converted into the right to receive an amount in cash equal to $36.00, without interest and less any applicable withholding Taxes (the “Merger Consideration”). As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration in accordance with Section 2.02, without interest.

(d) Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by any Person who has not voted in favor of the adoption of this Agreement or consented thereto in writing and who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, Article 10.13 of the PRGCA (“Article 10.13”) (such shares, “Appraisal Shares”) shall not be converted into the right to receive the Merger Consideration as provided in Section 2.01(c), but instead, at the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, shall be automatically canceled and retired and shall cease to exist and shall represent the right to receive only those rights provided under Article 10.13; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Article 10.13 or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Article 10.13, then the right of such holder to receive those rights under and to be paid such consideration as is determined pursuant to Article 10.13, shall cease and such Appraisal Shares shall be deemed to have been converted as of the Effective Time into, and shall represent only the right to receive, the Merger Consideration as provided in Section 2.01(c). Any portion of the aggregate Merger Consideration made available to the Paying Agent pursuant to Section 2.02 to pay for Appraisal Shares for which appraisal rights have been perfected will be returned to Parent upon demand. The Company shall serve prompt notice to Parent of any demands received by the Company for appraisal of any shares of Company Common Stock, any withdrawals of any such demands or any other instruments served pursuant to the PRGCA and received by the Company relating to the rights of appraisal of the holders of shares of Company Common Stock, and Parent shall have the right to participate in and, after the Effective Time, direct all negotiations and Proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, waive any failure to timely deliver a written demand for appraisal or to timely take any other action to exercise appraisal rights in accordance with Article 10.13, or otherwise negotiate any such demands, or agree to do any of the foregoing.

SECTION 2.02. Payment of Merger Consideration. (a) Paying Agent. Prior to the Effective Time, Parent shall select a bank or trust company reasonably acceptable to the Company to act as paying agent (the “Paying Agent”) for the payment of the Merger Consideration as provided in Section 2.01(c). On or prior to the Effective Time, Parent shall make available to the Paying Agent the Merger Consideration to be paid in respect of the shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to Section 2.01(c) (such cash being hereinafter referred to as the “Exchange Fund”).

(b) Exchange Procedure. Promptly after the Effective Time (but not later than five Business Days thereafter), the Paying Agent shall mail to each holder of record of a certificate or certificates, or a non-certificated share or non-certificated shares, that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the “Certificates” or “Book-Entry Shares”, respectively) which were converted into the right to receive the Merger Consideration pursuant to Section 2.01(c), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares, as applicable, shall pass, only upon delivery of the Certificates or Book-Entry Shares, as applicable, to the Paying Agent) and (ii) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares, as applicable, in exchange for the Merger Consideration. Upon (A) in the case of a Certificate, surrender of such Certificate to the Paying Agent for cancellation, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Paying Agent, or (B) in the case of Book-Entry Shares, receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of the transfer as the Paying Agent may reasonably request), the holder of such Certificate or Book-Entry Share, as applicable, shall be entitled to receive in exchange therefor the Merger Consideration for each share of Company Common Stock theretofore represented by such Certificate or Book-Entry Share, as applicable, pursuant to Section 2.01(c), and the Certificate or Book-Entry Share, as applicable, so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment may be made to a Person other than the Person in whose name the Certificate or Book-Entry Share, as applicable, so surrendered is registered, if such Certificate or Book-Entry Share, as applicable, shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or Book-Entry Share, as applicable, or establish to the satisfaction of Parent that such Tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.02, each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration in accordance with this Article II. No interest shall be paid or accrue on the cash payable upon surrender of any Certificate or Book-Entry Share.

(c) No Further Ownership Rights in Company Common Stock. The Merger Consideration paid in accordance with the terms of this Article II upon the surrender of any Certificate or Book-Entry Share shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock that such Certificate or Book-Entry Share represented immediately prior to the Effective Time. After the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates or Book-Entry Shares are presented to the Surviving Corporation or the Paying Agent for any reason, they shall be canceled and exchanged as provided in this Article II. No cash payment with respect to the Merger Consideration shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share until the surrender of such Certificate or Book-Entry Share in accordance with this Section 2.02.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Certificates or Book-Entry Shares for one year after the Effective Time shall be delivered to Parent, upon demand, and any former holder of Company Common Stock entitled to payment of the Merger Consideration who has not theretofore complied with this Article II shall thereafter look only to Parent for payment of its claim for the Merger Consideration.

(e) No Liability. None of Parent, Merger Sub, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate or Book-Entry Share has not been surrendered prior to the 24-month anniversary of the Effective Time (or, if earlier, immediately prior to the date on which the Merger Consideration in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Entity), any such Merger Consideration in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(f) Investment of Exchange Fund. The Paying Agent shall invest any cash included in the Exchange Fund, as directed by Parent, on a daily basis. Any interest and other income resulting from such investments shall be paid to Parent. To the extent that there are losses with respect to such investments, such that the Exchange Fund diminishes below the level required to make prompt payments of the Merger Consideration as contemplated hereby, Parent shall promptly replace or restore the portion of the Exchange Fund lost through investments so as to ensure that the Exchange Fund is, at all times, maintained at a level sufficient to make such payments. No such investment or any loss thereon shall affect the amounts payable pursuant to this Article II.

(g) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Paying Agent or by Parent, the posting by such Person of a bond in such reasonable and customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration to be paid in respect of the shares of Company Common Stock represented by such Certificate, as contemplated by this Article II.

(h) Adjustments. If, during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company shall occur as a result of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted; provided that this clause (h) shall not be construed to permit the Company to take any action with respect to its capital stock that is prohibited by Section 5.1.

(i) Withholding Rights. Each of the Surviving Corporation, Merger Sub, Parent and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under any applicable Tax Law. Amounts so withheld and paid over to the appropriate Taxing Authority shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

ARTICLE III

Representations and Warranties of the Company

Except as (a) specifically disclosed in the reports, schedules, forms, statements and other documents filed or furnished by the Company with the SEC since January 1, 2019 and publicly available on the internet website of the SEC at least two

Business Days prior to the date of this Agreement (other than any disclosures contained in any section entitled “Risk Factors”, set forth in any “Forward-Looking Statements” disclaimer or that are cautionary, non-specific, predictive or forward-looking in nature) (the “Recent SEC Reports”) (it being agreed that any matter disclosed in the Recent SEC Reports shall be deemed to qualify the Company’s representations and warranties hereunder only to the extent that it is reasonably apparent from the face of such disclosure in such Recent SEC Report that such disclosure is applicable to such representations and warranties) or (b) set forth in the disclosure letter (with specific reference to the Section or subsection of this Agreement to which the information stated in such disclosure relates; provided that information contained in any section or subsection of the disclosure letter shall be deemed to be disclosed with respect to any other Section or subsection of this Agreement to the extent that it is reasonably apparent from the face of such disclosure that such information is applicable to such other Section or subsection of this Agreement) dated the date hereof and delivered by the Company to Parent and Merger Sub immediately prior to the execution of this Agreement (the “Company Disclosure Letter”), the Company represents and warrants to Parent and Merger Sub as follows:

SECTION 3.01. Organization, Standing and Power. Each of the Company and the Company Subsidiaries is duly organized, validly existing and in good standing (where applicable as a legal concept) under the laws of the jurisdiction in which it is organized and has full corporate power and authority necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its business as presently conducted, except in the case of a Company Subsidiary as has not had and would not, individually or in the aggregate, reasonably be expected to (i) have a Company Material Adverse Effect or (ii) prevent or materially impair or delay the consummation of the Merger and the other Transactions or the ability of the Company to perform its obligations under this Agreement (this clause (ii), a “Company Impairment Effect”). The Company has made available to Parent true, correct and complete copies of the articles of incorporation of the Company, as amended to the date of this Agreement (as so amended, the “Company Articles”), and the bylaws of the Company, as amended to the date of this Agreement (as so amended, the “Company Bylaws”), and the comparable organizational documents of each Company Subsidiary, in each case as amended to the date of this Agreement. The Company Articles and the Company Bylaws and the comparable organizational documents of the Company Subsidiaries are in full force and effect, and neither the Company nor any of the Company Subsidiaries is in violation of any of their provisions. The Company has made available to Parent true, correct and complete copies of the minutes (or, in the case of minutes that have not yet been finalized, drafts thereof) of all meetings of the stockholders of the Company, the Company Board and each committee of the Company Board, in each case held since January 1, 2019 and prior to the date hereof (which may be redacted to remove any deliberations with respect to the Transactions and any other strategic transaction considered by the Company).

SECTION 3.02. Capital Structure. (a) The authorized capital stock of the Company consists of 200,000,000 shares of Company Common Stock and 100,000,000 shares of preferred stock, par value $1.00 per share (the “Company Preferred Stock”).  At the close of business on August 19, 2021 (such date and time, the

“Measurement Date”), (i) 23,795,952 shares of Company Common Stock were issued and outstanding (265,752 of which were unvested Company RSAs), (ii) no shares of Company Preferred Stock were issued and outstanding, (iii) no shares of Company Common Stock were held by the Company in its treasury, and (iv) 1,840,671 additional shares of Company Common Stock were reserved and available for issuance pursuant to the Company Stock Plan (of which 1,033,230 shares of Company Common Stock were subject to outstanding Company Performance Share Units (assuming achievement of any applicable performance criteria at the target level) and 150,092 shares of Company Common Stock were subject to outstanding Company Restricted Stock Units). As of the Measurement Date, no (A) shares of capital stock or other voting securities of, (B) other equity or voting interests in, (C) securities convertible into or exchangeable for, or options, warrants or other rights to acquire or receive any, capital stock, voting securities or other equity interests in, or (D) stock appreciation rights, “phantom” stock rights, or other rights that give the holder thereof any economic or voting interest of a nature accruing to the holders of capital stock in (clauses (A), (B), (C) and (D), collectively, “Equity Interests”), the Company, and no other obligation to make any payments based on the price or value of any Equity Interest in the Company or dividends (or other distributions) paid thereon or revenues, earnings or financial performance or any other attribute of the Company, in each case other than pursuant to the vesting, exercise or settlement of Company RSAs, Company PSUs and Company RSUs, were issued, reserved for issuance or outstanding except as set forth in this Section 3.02(a). From and after the Measurement Date through the date of this Agreement, the Company has not (i) issued any Equity Interests or (ii) incurred any obligation to make any payments based on the price or value of any Equity Interests in the Company or dividends (or other distributions) paid thereon or revenues, earnings or financial performance or any other attribute of the Company, in each case other than pursuant to the vesting, exercise or settlement of Company RSAs, Company PSUs and Company RSUs and other purchase rights and stock awards granted pursuant to the Company Stock Plan, in each case that were outstanding as of the Measurement Date, and in accordance with their respective terms as in effect at such time.

(b) All issued and outstanding Equity Interests in the Company are, and at the time of issuance all Equity Interests in the Company that may be issued prior to the Effective Time, including all shares that may be issued pursuant to the Company Stock Plan, will be, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the PRGCA, the Company Articles, the Company Bylaws or any Contract to which the Company is a party or otherwise bound.

(c) There are no bonds, debentures, notes or other Indebtedness of the Company that may have at any time (whether actual or contingent) the right to vote, or that are convertible into or exchangeable for securities having the right to vote, on any matters on which holders of shares of Company Common Stock may vote (“Voting Company Debt”) or any securities that are convertible into or exchangeable for, or options, warrants or other rights to acquire or receive any, Voting Company Debt.

(d) Except pursuant to the vesting, exercise or settlement of Company RSAs, Company PSUs and Company RSUs, in each case in accordance with their respective terms as in effect at such time or in accordance with this Agreement, there are not any outstanding obligations of the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any Equity Interests in the Company or any Company Subsidiary. There are not any outstanding obligations of the Company or any Company Subsidiary to directly or indirectly redeem, repurchase or otherwise acquire any Equity Interests in the Company or any Company Subsidiary, except for (A) acquisitions of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company RSAs, (B) the withholding of shares of Company Common Stock to satisfy Tax obligations with respect to the exercise, settlement or vesting of Company RSAs, Company PSUs or Company RSUs or (C) the acquisition by the Company of Company RSAs, Company PSUs or Company RSUs in connection with the forfeiture of such awards, in each case in accordance with their respective terms. Neither the Company nor any of the Company Subsidiaries is party to any agreement with respect to the voting, transfer or registration of any capital stock or voting securities of, or other Equity Interests in, the Company or any Company Subsidiary. Except as contemplated by this Agreement, neither the Company nor any of the Company Subsidiaries is party to any agreement pursuant to which any Person is entitled to elect, designate or nominate any director of the Company or any of the Company Subsidiaries. No Company Subsidiary owns any shares of capital stock of the Company.

(e) All Company RSAs, Company PSUs and Company RSUs are evidenced by written award agreements, in each case substantially in the forms that have been made available to Parent, except that such agreements may differ from such forms with respect to the number of Company RSAs, Company PSUs and Company RSUs covered thereby and the vesting schedule and expiration date applicable thereto. Each Company RSA, Company PSU and Company RSU may, by its terms, be treated in accordance with Section 6.04.

(f) Section 3.02(f) of the Company Disclosure Letter sets forth a true, correct and complete list of all Company RSAs, Company PSUs and Company RSUs outstanding as of the Measurement Date, specifying, on a holder-by-holder basis, (i) the name of each holder, (ii) the number of shares of Company Common Stock subject thereto, (iii) the grant date thereof, (iv) the expiration or vesting date thereof, (v) the performance-based vesting conditions and (vi) the number of shares of Company Common Stock that would be issuable assuming applicable performance-based vesting conditions are achieved at the target level, in each case to the extent applicable. With respect to each grant of Company RSAs, Company PSUs and Company RSUs, each such grant was (A) made in accordance with the terms of the applicable Company Stock Plan, the Exchange Act and all other applicable Laws, and the rules and regulations of the New York Stock Exchange (“NYSE”) and (B) properly accounted for in accordance with generally accepted accounting principles in the United States (“GAAP”) or the applicable statutory accounting principles prescribed or permitted by applicable Insurance Regulators applied on a consistent basis (“SAP”), as applicable, in the financial statements (including the related notes) of the Company and disclosed in the Company SEC Documents in accordance with the Exchange Act and all other applicable Laws.

SECTION 3.03. Company Subsidiaries; Equity Interests. (a) Section 3.03(a) of the Company Disclosure Letter sets forth a true, correct and complete list as of the date of this Agreement of all Company Subsidiaries and their respective jurisdictions of organization. No Equity Interests in any Company Subsidiary were issued, reserved for issuance or outstanding except as set forth in Section 3.03(a) of the Company Disclosure Letter.

(b) All issued and outstanding Equity Interests in each Company Subsidiary (i) are duly authorized, validly issued, fully paid and nonassessable and are not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under applicable Laws, any provision of the organizational documents of such Company Subsidiary or any Contract to which such Company Subsidiary or stockholder of such Company Subsidiary is a party or otherwise bound and (ii) are either (A) owned by the Company, by another Company Subsidiary or by the Company and one or more other Company Subsidiaries, free and clear of all pledges, liens, charges, mortgages, deeds of trust, encumbrances, options, rights of first refusal or offer, claims, restrictions and security interests of any kind or nature whatsoever (collectively, “Liens”) and free of any restriction on the right to vote, sell or otherwise dispose of such Equity Interests (other than restrictions under applicable securities Laws) or (B) Qualifying Director Shares. The Company has made available to Parent drafts of all Contracts governing the Qualifying Director Shares.

(c) Except for its Equity Interests in the Company Subsidiaries, the Company does not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other Equity Interest in any Person. Other than the Company Subsidiaries, there is no Person whose results of operations, cash flows, changes in stockholders’ equity or financial position are consolidated in the financial statements of the Company. Neither the Company nor any of the Company Subsidiaries has any obligation to acquire any Equity Interest, or any agreement or commitment to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any Person.

SECTION 3.04. Authority; Execution and Delivery; Enforceability. (a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and, subject to obtaining the Company Stockholder Approval, to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company, subject to obtaining the Company Stockholder Approval. The Company has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms (except insofar as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other Laws of general applicability relating to or affecting creditors’ rights, or by principles governing the availability of equitable remedies (the “Bankruptcy and Equity Exception”)).

(b) The Company Board, at a meeting duly called and held, duly and unanimously adopted resolutions (i) determining that this Agreement and the Transactions, including the Merger, are in the best interests of the Company and its stockholders, (ii) approving and declaring advisable this Agreement and the Transactions, including the Merger, in each case on the terms and subject to the conditions set forth in this Agreement and (iii) recommending that the holders of shares of Company Common Stock adopt this Agreement and directing that this Agreement be submitted to the Company’s stockholders at the Company Stockholders Meeting (the recommendation set forth in subclauses (i), (ii) and (iii), the “Company Board Recommendation”), which resolutions, except to the extent permitted by Section 5.02(f), have not been rescinded, modified or withdrawn in any way. Except for the adoption of this Agreement by the affirmative vote of holders of a majority of the outstanding shares of Company Common Stock at the Company Stockholders Meeting, or any adjournment or postponement thereof (the “Company Stockholder Approval”), no other vote or approval of the holders of Company Common Stock or any other Equity Interests of the Company is necessary to adopt this Agreement, and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger or the other Transactions (other than the filing of the PR Certificate of Merger with the Secretary of State of the Commonwealth of Puerto Rico and the DE Certificate of Merger with the Secretary of State of the State of Delaware).

(c) No state or territorial takeover statute, “business combination”, “control share acquisition”, “fair price”, “moratorium” or similar Law, and no analogous provision in the Company Articles or the Company Bylaws, applies to the Company with respect to this Agreement, the Merger or any other Transaction. There is no stockholder rights plan, “poison pill” antitakeover plan or similar device in effect to which the Company or any of the Company Subsidiaries is subject, party or otherwise bound.

SECTION 3.05. No Conflicts; Consents. (a) The execution and delivery by the Company of this Agreement does not, and the consummation of the Merger and the other Transactions will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, first offer, first refusal, modification or acceleration of any right, obligation or loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company or any Company Subsidiary under, or require any consent under, any provision of (i) the Company Articles, the Company Bylaws or the comparable organizational documents of any Company Subsidiary, (ii) any Authorization of the Company or any Company Subsidiary or any contract, lease, indenture, note, bond, loan, agreement, arrangement, understanding or other instrument, including any amendment thereto (a “Contract”), to which the Company or any Company Subsidiary is a party or by which any of them or any of their respective properties or assets are bound or (iii) subject to the filings and other matters referred to in Section 3.05(b), any judgment, order, injunction, decree, charge, writ, ruling, determination, directive, award or settlement, whether civil, criminal or administrative and whether formal or informal

(“Judgment”) or transnational, national, federal, state, local, provincial, municipal, domestic or foreign statute, constitution, law (including common law), ordinance, code, permit, rule, regulation or ruling (including any federal, state, territorial or local directive or other requirement that relates to Medicare or Medicaid) (“Law”) applicable to the Company or any Company Subsidiary or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (provided that clause (vii) of the proviso of the definition thereof shall be disregarded for purposes of this Section 3.05(a)) or a Company Impairment Effect.

(b) No consent, waiver, approval, license, permit, order or other authorization (“Consent”) of, or registration, declaration, notice or filing with or from, any transnational, national, federal, state, territorial, local, provincial, municipal or other government, domestic or foreign, or any court of competent jurisdiction, administrative or regulatory agency, body or commission or other governmental or quasi-governmental (including self-regulatory) authority or instrumentality, domestic or foreign (each, a “Governmental Entity”), is required to be obtained or made by or with respect to the Company or any Company Subsidiary in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions, other than (i) compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) and any other applicable Antitrust Law as set forth in Section 3.05(b) of the Company Disclosure Letter (including the antitrust notification and approvals required under non-U.S. jurisdictions, as set forth in Section 3.05(b) of the Company Disclosure Letter) (collectively, the “Antitrust Approvals”), (ii) the Consents of, and filings with, the state and territorial insurance departments and federal, state and territorial departments of health and other Consents and filings required under the applicable Health Care Laws or Insurance Laws as set forth in Section 3.05(b) of the Company Disclosure Letter (collectively, the “Specified Company Regulatory Approvals”), (iii) the Specified Parent Regulatory Approvals (assuming the accuracy of the representations and warranties made in Section 4.04(b) and the completeness of Section 4.04(b) of the Parent Disclosure Letter), (iv) the filing with the SEC of (A) the letter to stockholders, notice of meeting, form of proxy and proxy statement relating to the Company Stockholders Meeting and any annexes, schedules or exhibits filed in connection therewith, in each case as amended or supplemented from time to time (collectively, the “Proxy Statement”) and (B) such reports and filings under the Exchange Act as may be required in connection with this Agreement, the Merger and the other Transactions, (v) the filing of the PR Certificate of Merger with the Secretary of State of the Commonwealth of Puerto Rico and the DE Certificate of Merger with the Secretary of State of the State of Delaware and (vi) such filings as may be required under the rules and regulations of NYSE in connection with this Agreement, the Merger and the other Transactions.

SECTION 3.06. SEC Documents; Undisclosed Liabilities; Internal Controls. (a) The Company has timely filed or furnished, as applicable, all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be filed or furnished, as applicable, by the Company with the SEC since January 1, 2019 (such documents, together with any documents filed or furnished, as applicable, by the Company with the SEC during such period on a voluntary basis, the “Company SEC Documents”). The Company has made available to Parent true, correct and complete unredacted copies of all documents filed as exhibits to the Company SEC Documents subject to a request to the staff of the SEC for confidential treatment. The Company has not submitted any request for confidential treatment of documents filed as exhibits to the Company SEC Documents that is currently pending or that has otherwise not been acted upon by staff of the SEC. None of the Company Subsidiaries is, or at any time since January 1, 2019 has been, required to file any reports, schedules, forms, statements or other documents with the SEC.

(b) As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Company SEC Documents), each Company SEC Document complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (together with the rules and regulations promulgated thereunder, the “Sarbanes-Oxley Act”), and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent that information contained in any Company SEC Document has been revised or superseded by a later filed or furnished Company SEC Document, none of the Company SEC Documents (including any such later filed or furnished Company SEC Document) contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No executive officer of the Company has failed in any respect to make the certifications required of him or her under Sections 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by the Company relating to the Company SEC Documents, and none of the Company SEC Documents is, to the knowledge of the Company, the subject of ongoing SEC review.

(c) The Company is, and at all times since January 1, 2019 has been, in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

(d) The audited annual consolidated financial statements and the unaudited quarterly consolidated financial statements (including, in each case, the notes thereto) of the Company included in the Company SEC Documents when filed (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) were prepared in accordance with GAAP (except, in the case of such unaudited quarterly consolidated financial statements, as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be expressly indicated in the notes thereto) and (iii) fairly presented in all material respects the consolidated financial position of the Company and the Company Subsidiaries as of the dates thereof and the consolidated results of their operations, cash flows and stockholders’ equity for the periods covered thereby (subject, in the case of unaudited quarterly consolidated financial statements, to normal recurring year-end adjustments).

(e) Except as reflected or reserved against in the consolidated balance sheet of the Company as of December 31, 2020 included in the Company SEC Documents or specifically disclosed in the notes thereto (such balance sheet and the notes thereto, the “Company Balance Sheet”), neither the Company nor any Company Subsidiary has any material liability or obligation of any nature (whether accrued, absolute, contingent or otherwise, and whether or not required to be recorded or reflected on a balance sheet in accordance with GAAP or SAP, as applicable) other than (i) liabilities or obligations incurred pursuant to the terms of this Agreement or (ii) liabilities or obligations incurred in the ordinary course of business consistent with past practice since December 31, 2020.

(f) Neither the Company nor any of the Company Subsidiaries is a party to, nor does it have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company or one of the Company Subsidiaries, on the one hand, and any unconsolidated affiliate, on the other hand) or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or intended effect of such arrangement or Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of the Company Subsidiaries in the Company Balance Sheet, the Company SEC Documents or the Company Statutory Financial Statements.

(g) The Company has established and maintains, and at all times since January 1, 2019 has maintained, “disclosure controls and procedures” (as such term is defined in paragraph (e) of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act that are reasonably designed to ensure that all information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Neither the Company nor any of the Company Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of the Sarbanes-Oxley Act.

(h) The Company has established and maintains, and at all times since January 1, 2019 has maintained, a system of “internal control over financial reporting” (as such term is defined in paragraph (f) of Rule 13a-15 under the Exchange Act) sufficient to provide reasonable assurance (i) regarding the reliability of the Company’s and the Company Subsidiaries’ financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, SAP and actuarial principles, as applicable, (ii) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, SAP and actuarial principles, as applicable, (iii) that receipts and expenditures of the Company are being made only in accordance with the authorization of management and directors of the Company and (iv) regarding prevention or timely detection of any unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements. The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2020, and such assessment concluded that such controls were effective. Since January 1, 2019, none of the Company, the Company’s outside auditors, the Company Board or the audit committee of the Company Board has received any oral or written notification of (x) any “significant deficiencies” or “material weaknesses” in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information or (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, all of which information described in clauses (x) and (y) above has been made available by the Company to Parent prior to the date hereof. To the knowledge of the Company, there is no reason to believe that the Company’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” have the meanings assigned to them in Appendix A of Auditing Standard No. 5 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement.

(i) (x) From January 1, 2019 through December 31, 2020, there was no transaction, or series of similar transactions, agreements, arrangements or understandings, to which the Company or any of the Company Subsidiaries was a party that was required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act and (y) since January 1, 2021, to the knowledge of the Company, there have not been, and there are not any currently proposed, transactions, or series of similar transactions, agreements, arrangements or understandings, to which the Company or any of the Company Subsidiaries was or is to be a party that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act.

SECTION 3.07. Statutory Statements; Examinations; Filings. (a) The Company has made available to Parent true, correct and complete copies of (i) the audited statutory annual statements for the years ended December 31, 2020 and 2019 and (ii) the unaudited statutory quarterly statements for the quarter ended June 30, 2021 for each insurance Company Subsidiary as filed with the applicable Insurance Regulator of its respective state of domicile and (iii) the Risk-Based Capital Reports for the years ended December 31, 2020 and 2019 (collectively, the “Company Statutory Financial Statements”). Except as set forth therein, each of the Company Statutory Financial Statements, as of the date of the applicable filing, (x) have been prepared in all material respects in accordance with SAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or in the related statutory reports and actuarial opinions for each insurance Company Subsidiary), (y) fairly presented in all material respects the statutory financial condition and results of operations of each respective insurance Company Subsidiary for the periods shown (subject, in the case of unaudited statements, to normal year-end adjustments that are not, individually or in the aggregate, material to the insurance Company Subsidiary, taken as a whole) and (z) was derived from the books and records of each respective insurance Company Subsidiary.

(b) Since January 1, 2019, each of the applicable insurance Company Subsidiaries has timely filed or submitted (taking into account any permitted extensions) all material Company Statutory Financial Statements, together with all exhibits, interrogatories, notes, schedules, actuarial opinions, affirmations and certifications, in each case, required by applicable Insurance Laws to be filed with or submitted to the appropriate Insurance Regulator of each jurisdiction in which it is licensed, authorized or otherwise eligible with respect to the conduct of the business of insurance or reinsurance, as applicable.

(c) The Company has made available to Parent, to the extent permitted by applicable Law, true, correct and complete copies of all material examination reports (and has notified Parent of any pending material examinations) of any Insurance Regulators received by it or any of the Company Subsidiaries on or after January 1, 2019 through the date of this Agreement, relating to the Company or any Company Subsidiaries. All material deficiencies or violations noted in such examination reports have been cured or resolved to the satisfaction of the applicable Insurance Regulator. Without limiting the generality of the foregoing, there are no unpaid claims or assessments made in writing or, to the knowledge of the Company, threatened against the Company or any of the Company Subsidiaries, whether or not due, by any insurance guaranty associations, joint underwriting association, residual market facility or assigned risk pool or similar organizations, other than (i) unpaid claims or assessments disclosed, provided for, reflected in, reserved against or otherwise described in the Company Statutory Financial Statements provided or made available to Parent or (ii) immaterial unpaid claims or assessments.

(d) The Company has made available to Parent all material written inquiries or comments received by the Company or any Company Subsidiary since January 1, 2019 with respect to any of the Company Statutory Financial Statements from any Governmental Entity.

(e) Since January 1, 2019, neither the Company nor any of the applicable Company Subsidiaries has suffered a decrease in its Risk-Based Capital to “Company Action Level”.

(f) The Company has made available to Parent true, correct, and complete copies of all Risk-Based Capital plans relating to the Company or any of the Company Subsidiaries in effect as of the date hereof (“RBC Plans”). All RBC Plans have been approved by all applicable Insurance Regulators and the Company and the Company

Subsidiaries, are currently, and have since approval by the applicable Insurance Regulators been, in compliance with such RBC Plans in all material respects.

(g) The Company has reasonably concluded that all reinsurance, coinsurance or similar recoverable amounts reflected in the Company Statutory Financial Statements are collectible in all material respects, and the Company has no knowledge of any material adverse change in the financial condition of its reinsurers that might have an adverse effect on their ability to honor their reinsurance, coinsurance or similar commitments.

SECTION 3.08. Insurance Contract Benefits. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, since January 1, 2019, all benefits payable to any Person under any Insurance Contract of any Company Subsidiary have been paid (or provision as required under SAP for payment thereof has been made) in accordance with the terms of the Insurance Contracts under which they arose and applicable Law, and such payments were not delinquent and were paid without fines or penalties.

SECTION 3.09. Reserves. The reserves and related actuarial items in the Company Statutory Financial Statements (as of their respective dates): (i) were computed in accordance with presently accepted actuarial standards consistently applied and were fairly stated, in accordance with sound actuarial principles, (ii) were based on actuarial assumptions which produced reserves at least as great as those called for in any contract provision as to reserve basis and method, and were in accordance with all other policy or contract provisions, (iii) met the requirements of applicable Law and, to the Company’s knowledge, were at least as great as the minimum aggregate amounts required by the states or jurisdictions in which the statement was filed, (iv) made a good and sufficient provision for all of the Company’s and the Company Subsidiaries’ obligations not yet due as of December 31, 2020 but guaranteed under the terms of the applicable policies, (v) were computed on the basis of assumptions consistent with those used in computing the corresponding items in the annual statement of the preceding year-end and (vi) included provisions for the actuarial reserves and related statement items which ought to have been established, in each case in all material respects. The Company has delivered or made available to Parent a true, correct and complete copy of any material actuarial reports prepared by actuaries, independent or otherwise, with respect to the Company or any applicable Company Subsidiary from January 1, 2019 through the date of this Agreement, and all attachments, addenda, supplements and modifications thereto (“Company Actuarial Analyses”). The information and data furnished by the Company or any applicable Company Subsidiary to its actuaries in connection with the preparation of the Company Actuarial Analyses were accurate in all material respects.

SECTION 3.10. Capital or Surplus Maintenance. Neither the Company nor any of the Company Subsidiaries is, or since January 1, 2019 has at any time been, subject to any requirement to maintain capital or surplus amounts or levels, or subject to any restriction on the payment of dividends or other distributions, except for requirements or restrictions under applicable Laws of general application or rating requirements of any insurance company rating agency.

SECTION 3.11. Investments. (a) A copy of the Company’s policies with respect to the investment of the Investment Assets is set forth in Section 3.11 of the Company Disclosure Letter (the “Investment Guidelines”), and the composition of the Investment Assets complies in all material respects with the Investment Guidelines and all investment restrictions under applicable Law.

(b) Except for Investment Assets that matured or were sold, redeemed or otherwise disposed of after June 30, 2021, each of the Company and the Company Subsidiaries, as applicable, has good and marketable title to all of the material Investment Assets it purports to own, free and clear of all Liens except Permitted Liens.

SECTION 3.12. Medicare Secondary Payer Rules. All actions taken or failed to have been taken by the Company and the Company Subsidiaries and their respective Representatives in connection with the insuring or administration of healthcare plans maintained for the Company’s or the Company Subsidiaries’ employer clients or other clients have been taken or omitted in compliance in all material respects with the so-called “Medicare Secondary Payer Rules”, and all applicable federal Laws, as supplemented by the regulations of the Department of Health and Human Services, concerning Medicare Secondary Payer liability (“Secondary Payer Rules”). No healthcare plan administered or insured by any of the Company and Company Subsidiaries has any material liability of any nature (including but not limited to any liability under the Code, ERISA, the Social Security Act and Age Discrimination in Employment Act) to the United States of America or to any other Person with respect to the Secondary Payer Rules. Neither the Company nor any of the Company Subsidiaries nor any of their respective Representatives have incurred any material liability with respect to acts taken or omitted prior to Closing under existing or prior contracts with its employer clients or other clients for any excise tax liability under Section 5000 of the Code.

SECTION 3.13. Insurance Agents and Administrators. The Company, the Company Subsidiaries, and, to the knowledge of the Company, each of their respective Agents and Administrators have solicited, negotiated, issued, sold, produced, placed, managed and marketed Policies in compliance with applicable Laws in all material respects in the respective jurisdictions in which such products have been sold. To the knowledge of the Company, each Agent or Administrator (a) was duly licensed as required by Law in the particular jurisdiction in which such Agent or Administrator wrote, sold, produced, managed or marketed such Policies (for the type of business written, sold, produced, managed or marketed on behalf of the Company or any Company Subsidiary), except for such failures to be licensed that are immaterial, and (b) if required by applicable Law, was duly appointed by the Company or the applicable Company Subsidiary, except for such failures to be duly appointed that are immaterial. Since January 1, 2019, neither the Company nor any Company Subsidiary has received any notice from any Governmental Entity that an Agent or Administrator is in material violation of any applicable Law relating to the solicitation, negotiation, issuance, sale, production, placement, management, marketing or writing of Policies for the Company and the Company Subsidiaries.

SECTION 3.14. The Proxy Statement. The Proxy Statement, at the time it is filed with the SEC, at the time it is first mailed to the holders of shares of Company Common Stock and at the time of the Company Stockholders Meeting, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, and will comply as to form in all material respects with the requirements of the Exchange Act. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements included or incorporated by reference in the Proxy Statement based on information supplied in writing by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference therein.

SECTION 3.15. Absence of Certain Changes or Events. (a) From December 31, 2020 to the date of this Agreement, there has not been any change, event, effect, fact, circumstance, development or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) From June 30, 2021 to the date of this Agreement, the Company and the Company Subsidiaries have conducted their respective businesses only in the ordinary course of business consistent with past practice.

SECTION 3.16. Taxes. Other than with respect to clauses (f) and (k), except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole:

(a) The Company and the Company Subsidiaries have filed all income and other Tax Returns that are required to be filed by them (taking into account any extensions of time to file) and all such Tax Returns were true, complete and accurate in all respects.

(b) The Company and the Company Subsidiaries have paid all Taxes due and owing by any of them, including any Taxes required to be withheld from amounts owing to any employee, creditor or third party (in each case, whether or not shown on any Tax Return) on a timely basis, other than Taxes for which adequate reserves have been established in accordance with GAAP and SAP, as applicable, on the financial statements of the Company and the Company Subsidiaries. The Company Balance Sheet reflects adequate accruals and reserves for all Taxes of each of the Company and the Company Subsidiaries with respect to all periods through the date thereof in accordance with GAAP and SAP, as applicable.

(c) There is not pending or threatened in writing any audit, examination, investigation, deficiency assessment or other Proceeding with respect to any Taxes of the Company or any of the Company Subsidiaries.

(d) No written claim that could give rise to Taxes has been made by a Taxing Authority in a jurisdiction where the Company or any of the Company Subsidiaries does not file Tax Returns that the Company or any of the Company Subsidiaries is or may be subject to taxation by that jurisdiction, including that the Company or any of the non-U.S. Company Subsidiaries may be subject to U.S. federal income Tax as a result of being engaged in a trade or business within the United States within the meaning of Section 864(b) of the Code.

(e) Neither the Company nor any of the Company Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. Neither the Company nor any of the Company Subsidiaries has requested an extension of time within which to file any Tax Return that has not since been filed, other than ordinary course extensions of no more than 6 months.

(f) Neither the Company nor any of the Company Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify as a transaction to which Section 355 or 361 of the Code (or any similar provision of state, territorial, local or foreign Law) applies.

(g) Neither the Company nor any of the Company Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in or use of an improper method of accounting for a taxable period ending on or prior to the Closing Date, (ii) closing agreement under Section 7121 of the Code (or any similar provision of state, local or non-U.S. Tax Law), (iii) installment sale or open transaction disposition made on or prior to the Closing Date, (iv) prepaid amount received prior to the Closing Date or (v) election under Section 108(i) of the Code.

(h) Section 3.16(h) of the Company Disclosure Letter sets forth the (i) U.S. federal income Tax classification and (ii) Tax classification under the Law of the jurisdiction of formation, and, if different, Tax residency, in each case, of each of the Company and the Company Subsidiaries.

(i) Neither the Company nor any of the Company Subsidiaries is a party to any Tax allocation, sharing, indemnity or reimbursement agreement or arrangement (other than any customary Tax indemnification provisions in ordinary course commercial agreements or arrangements that are not primarily related to Taxes) or has any liability for Taxes of any Person (other than the Company or any of the Company Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, territorial, local or foreign Law) or as a transferee or successor.

(j) There are no Liens, except for Permitted Liens, for Taxes upon any property or assets of the Company or any of the Company Subsidiaries.

(k) Neither the Company nor any of the Company Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b) (or any similar provision of state, territorial, local or foreign Law).

(l) The Company and the Company Subsidiaries have complied in all respects with record maintenance requirements under Sections 482 and 845 of the Code and similar provisions of state, territorial, local or foreign Tax Law in connection with related party transactions among or between the Company and one or more of the Company Subsidiaries (or among or between the Company Subsidiaries).

(m) The Company has made available all rulings or determinations received from a Taxing Authority and all requests for such rulings or determinations, in each case, that would reasonably be expected to be relevant to any open or future taxable year of the Company or any Company Subsidiary.

(n) No Company Subsidiary has liability for Taxes pursuant to Section 965 of the Code (or any similar provision of state, territorial, local or foreign Law).

(o) The tax exemption grant (the “Tax Grant”) issued pursuant to Act No. 60 of 2019 or its predecessor law (the “Incentive Law”) to Triple-S Blue Inc., I.I., is in full force and effect, and Triple-S Blue Inc., I.I. is in compliance with all the terms and conditions of the Tax Grant, and with all applicable provisions of the Incentive Law and regulations issued thereunder. To the knowledge of each of the Company and Triple-S Blue Inc., I.I., there are no facts or circumstances that would reasonably be expected to result in a breach of any of the requirements or terms of the Tax Grant.

(p) Neither the Company nor any of the Company Subsidiaries has in effect or has ever made an election under Section 953(d) of the Code.

SECTION 3.17. Labor Relations. (a) Each of the Company and the Company Subsidiaries is in compliance in all material respects with all applicable Laws, Contracts and Authorizations to which it is a party relating to employment and employment practices, including wages, hours, collective bargaining, unemployment insurance, workers’ compensation, equal employment opportunity, classification of employees and contractors, race, age, religion, gender and other protected classifications, national original and disability discrimination, the payment withholding of Taxes and the termination of employment, including any obligations pursuant to the Worker Adjustment and Retraining Notification Act of 1988 and similar state, territorial or local Law.

(b) There are no material complaints, charges or claims against the Company or any Company Subsidiary pending or, to the knowledge of the Company, threatened to be brought or filed with any Governmental Entity based on, arising out of, in connection with, or otherwise relating to the employment of, or termination of employment by, the Company or any Company Subsidiary of any individual or of any provision of services to the Company or any Company Subsidiary by any individual.

(c) Neither the Company nor any Company Subsidiary is a party to any collective bargaining agreement or other Contract with any labor organization or other representative of the Company’s or any Company Subsidiary’s employees, nor is any such Contract presently being negotiated, nor, to the knowledge of the Company, are there any campaigns being conducted to authorize representation by any labor organization. There are no ongoing labor strikes, slowdowns, work stoppages, picketing or lockouts pending or, to the knowledge of the Company, threatened, against the Company or any Company Subsidiary.

(d) Since January 1, 2019, (i) no material allegations or reports of sexual harassment, discrimination with respect to a protected classification, including race and gender, retaliation, workplace bullying, hostile work environment or similar misconduct have been made to the Company or any Company Subsidiary and (ii) neither the Company nor any of the Company Subsidiaries has received or been involved in or been subject to any material complaints, allegations, reports, claims or Proceedings relating to sexual harassment, bullying or discrimination, in each case, committed by an employee at the level of manager or above, or alleging a workplace culture that would encourage or be conducive to the foregoing. For avoidance of doubt, any such complaint, allegation, report, claim or Proceeding with respect to an executive officer of the Company or any Company Subsidiary shall be considered material.

SECTION 3.18. Employee Benefits. (a) Section 3.18(a) of the Company Disclosure Letter sets forth a true, correct and complete list as of the date of this Agreement of each material Company Benefit Plan.

(b) With respect to each material Company Benefit Plan, the Company has made available to Parent true, correct and complete copies of, to the extent applicable, (i) such Company Benefit Plan, including any material amendment thereto (or, in the case of any unwritten Company Benefit Plan, a written description thereof), other than any Company Benefit Plan that the Company or any of the Company Subsidiaries is prohibited from making available to Parent as the result of applicable Law relating to the safeguarding of data privacy, (ii) each trust, insurance, annuity or other funding Contract related thereto, (iii) the most recent summary plan description and any summary of material modifications prepared for such material Company Benefit Plan, (iv) the most recent financial statements and actuarial or other valuation reports prepared with respect thereto, (v) the most recent determination or opinion letter from the Internal Revenue Service and the Puerto Rico Department of Treasury (“DOT”), and (vi) the most recent annual reports on Form 5500 (or comparable form) required to be filed with the Department of Labor with respect thereto (if any) and the applicable form required under Section 1061.10 of the PR Code to be filed with the DOT.

(c) The Company Benefit Plans are and have been administered in compliance with their terms and with the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”), the Code, the Puerto Rico Internal Revenue Code of 2011 (“PR Code”) and all other applicable Law, except to the extent that noncompliance has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) The Company by reason of its affiliation with any member of the Company’s “Controlled Group” (defined as any organization which is a member of a controlled group of organizations within the meaning of Section 414(b), (c), (m) or (o) of the Code or of Section 1081.01 of the PR Code) has not incurred nor is reasonably expected to incur, any Tax, fine, Lien, penalty or other liability imposed by ERISA, the Code, the PR Code or other applicable Law, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Company Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination letter or can rely on an opinion letter as to its qualification and, to the knowledge of the Company, nothing has occurred, whether by action or failure to act, that would reasonably be expected to cause the loss of such qualification. Each Company Benefit Plan that is intended to be qualified under Section 1081.01 of the PR Code has received a favorable determination letter from the DOT. No nonexempt “prohibited transaction” (as such term is defined in Sections 406 and 407 of ERISA or Section 4975 of the Code) has occurred with respect to any Company Benefit Plan, or any other breach of fiduciary responsibility, that would reasonably be expected to result in material liability to the Company or any Company Subsidiary.

(e) No Company Benefit Plan is subject to Title IV of ERISA or constitutes a multiemployer plan within the meaning of Section 3(37) of ERISA, and neither the Company nor any member of its Controlled Group has at any time in the past six years sponsored or contributed to, or has or has had any material liability or obligation in respect of, any such arrangement.

(f) There are no material audits, inquiries, investigations or Proceedings pending or, to the knowledge of the Company, threatened by the Internal Revenue Service or any other Governmental Entity with respect to any Company Benefit Plan (other than routine claims for benefits in the normal course).

(g) The Company does not have any liability in respect of, or obligation to provide, post-retirement medical, life insurance or other welfare benefits for any current or former employees of the Company or any Company Subsidiary (or the spouses, dependents or beneficiaries of any individuals), whether under a Company Benefit Plan or otherwise, except as required to comply with Section 4980B of the Code or any similar Law.

(h) There is no Company Benefit Plan or other agreement, plan, arrangement or Contract covering any employee of the Company or any Company Subsidiary, individually or collectively, that would reasonably be expected to give rise directly or indirectly to any “excess parachute payment” within the meaning of Section 280G(b)(2) of the Code. No director, officer, employee or independent contractor of the Company or any Company Subsidiary is entitled to any gross-up, make-whole or other additional payment from the Company or any other Person in respect of any Tax (including Taxes imposed under Section 4999 or 409A of the Code) or interest or penalty related thereto.

(i) Neither the execution and delivery of this Agreement nor the consummation of any of the Transactions (including as a result of any termination of employment on or following the Effective Time) will, except as expressly contemplated by this Agreement, (i) entitle any former or current director, officer, employee or independent contractor to retention, change in control, severance, termination or similar compensation or benefits, (ii) accelerate the time of payment or vesting, or trigger any payment or funding (through a grantor trust or otherwise) of, compensation or benefits under, increase the amount payable or trigger any other obligation pursuant to any Company Benefit Plan, (iii) result in any breach or violation of, or a default under, any Company Benefit Plan or (iv) limit or restrict the right of the Company to merge, amend or terminate any Company Benefit Plan.

(j) Each Company Benefit Plan that constitutes a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code (a “Nonqualified Deferred Compensation Plan”) is and has been in material compliance with Section 409A.

SECTION 3.19. Title to Properties. (a) Section 3.19(a)(i) of the Company Disclosure Letter sets forth a true, correct and complete list of all real property owned by the Company or any of the Company Subsidiaries as of the date of this Agreement (the “Owned Real Property”) and the tax identification numbers (“número de catastros”) assigned to the Owned Real Property by the Municipal Revenue Collection Agency (“CRIM” for its Spanish acronym). The Company or a Company Subsidiary has good and marketable title to the Company Owned Real Property, free and clear of all Liens other than any Permitted Liens, and sufficient rights of ingress and egress to the Owned Real Property. There are no outstanding options or rights of first offer or refusal to purchase the Owned Real Property or any material portion thereof in favor of any Person. To the knowledge of the Company, there are no condemnation, expropriation or other proceedings in eminent domain, pending or threatened in writing, affecting any portion of the Owned Real Property. Section 3.19(a)(ii) of the Company Disclosure Letter sets forth a true, correct and complete list of all Owned Real Property or any portion thereof that is leased, subleased, licensed or otherwise occupied by any Person and the leases, subleases, licenses or occupancy agreements, together with all assignments thereof and amendments, supplements and modifications thereto (collectively, the “Owned Real Property Leases”). The Company has made available to Parent true, correct and complete copies of the Owned Real Property Leases. With respect to each Owned Real Property Lease, (i) the Owned Real Property Lease is valid, binding and enforceable by the Company or the Company Subsidiary, as the case may be, and, to the knowledge of the Company, each other party thereto (in each case subject to the Bankruptcy and Equity Exception), and is in full force and effect, (ii) there is no default under the Owned Real Property Lease by the Company or any Company Subsidiary or, to the knowledge of the Company, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or any Company Subsidiary or, to the knowledge of the Company, any other party thereto, (iii) there are no disputes pending or, to the Company’s knowledge, threatened with respect to the Owned Real Property Lease, and (iv) neither the Company nor the applicable Company Subsidiary has received any written notice of the intention of any other party to the Owned Real Property Lease to materially amend, terminate, not renew or reduce any commitment under the Owned Real Property Lease, nor to the Company’s knowledge is any such party threatening to do so.

(b) Section 3.19(b) of the Company Disclosure Letter sets forth a true, correct and complete list of all real property leased by the Company or any of the Company Subsidiaries as of the date of this Agreement other than any right to occupy, use or lease any space for use in connection with point of sales or marketing arrangements (“POS Leased Real Property”) in the ordinary course of business consistent with past practice (the “Leased Real Property”). The Company has made available to Parent true, correct and complete copies of the leases, subleases, licenses or occupancy agreements, together with all assignments thereof and amendments, supplements and modifications thereto, granting the Company or any of the Company Subsidiaries leasehold, subleasehold, licensee or occupancy interests in the Leased Real Property (collectively, the “Leases”). With respect to each Leased Real Property and the accompanying Lease, (i) the Company or the applicable Company Subsidiary has good and valid leasehold, subleasehold, licensee or occupancy interest in such Leased Real Property, free and clear of all Liens, other than Permitted Liens, (ii) the Lease is valid, binding and enforceable by the Company or the Company Subsidiary, as the case may be, and, to the knowledge of the Company, each other party thereto (in each case subject to the Bankruptcy and Equity Exception), and is in full force and effect, (iii) there is no default under the Lease by the Company or any Company Subsidiary or, to the knowledge of the Company, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or any Company Subsidiary or, to the knowledge of the Company, any other party thereto, (iv) there are no disputes pending or, to the Company’s knowledge, threatened with respect to the Lease, and neither the Company nor the applicable Company Subsidiary has received any written notice of the intention of any other party to the Lease to materially amend, terminate, not renew or reduce any commitment under the Lease, nor to the Company’s knowledge is any such party threatening to do so, (v) neither the Company nor the applicable Company Subsidiary has subleased, licensed or otherwise granted any Person the right to use or occupy the Leased Real Property or any portion thereof or has collaterally assigned or granted any other security interest in any such leasehold estate or any interest therein and (vi) to the knowledge of the Company, there is no condemnation or other proceeding in eminent domain, pending or threatened in writing, affecting any portion of the Leased Real Property.

(c) Each Owned Real Property and Leased Real Property is in good operating condition and repair and is otherwise adequate and sufficient to permit the continued use of such property in the manner and for the purposes to which it is presently devoted in all material respects.

(d) The Company and each of the Company Subsidiaries has good and valid title to all of its material tangible assets sufficient for the conduct of its business as presently conducted, free and clear of all Liens, except for Permitted Liens.

SECTION 3.20. Contracts. (a) Except for this Agreement or any Company Benefit Plan, and except for the unredacted Contracts filed by the Company as “material contract” exhibits to the Company SEC Documents pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act, Section 3.20(a) of the Company Disclosure Letter sets forth a true, correct and complete list, and the Company has made available to Parent true, correct and complete copies, of each Specified Contract in effect as of the date of this Agreement. For purposes of this Agreement, “Specified Contract” means each Contract to which the Company or any Company Subsidiary is a party or by which any of them or any of their respective properties or assets are bound:

(i) that would be required to be but has not been filed by the Company prior to the date of this Agreement as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii) that (A) restricts the ability of the Company or any Company Subsidiary (or that following the Closing will restrict the ability of Parent or any of its subsidiaries) to compete in any business or with any Person, to conduct any business in any geographical area, to engage in any line of business or to solicit any client or customer, (B) restricts the right of the Company or any of the Company Subsidiaries (or following the Closing will restrict the ability of Parent or any of its subsidiaries) to provide or receive support or service to, for, from, or otherwise engage in any business with, any Person, (C) requires the Company or any Company Subsidiary (or following the Closing will require Parent or any of its subsidiaries) to conduct any business on a “most favored nations” or other preferential basis with any third party, (D) provides for “exclusivity” or any similar requirement in favor of any third party or (E) contains any “non-solicitation”, “non-hire” or similar provision that materially restricts the Company or any of the Company Subsidiaries (or following the Closing will materially restrict Parent or any of its subsidiaries), in each case, other than any Contract that (i) does not provide for and could not reasonably be expected to involve (x) annual payments or receipts equal to or in excess of $100,000 or (y) payments or receipts in the aggregate equal to or in excess of $1,000,000 and (ii) is terminable without penalty by the Company or any Company Subsidiary on no more than 90 days’ notice;

(iii) that is a reinsurance Contract or Policy ceded to or assumed from a third party;

(iv) that is an investment management agreement with an investment manager or sub-advisor that is not an affiliate of the Company;

(v) that is an Insurance Contract or Policy that constitutes one of the Company and the Company Subsidiaries’ (a) ten largest property and casualty Insurance Contracts or Policies measured by coverage amount, (b) ten largest health group Insurance Contracts or Policies measured by coverage amount or (c) ten largest life Insurance Contracts or Policies measured by coverage amount, in each case other than any reinsurance Contracts or Policies referred to in clause (iii) above;

(vi) that is a patient assistance program agreement and provides for or could reasonably be expected to involve annual payments or receipts equal to or in excess of $100,000 or provides for or could reasonably be expected to involve payments or receipts in aggregate equal to or in excess of $1,000,000;

(vii) that is a pharmacy benefit management agreement;

(viii) that is a Contract to which the Company or any Company Subsidiary is a party with the BCBSA;

(ix) (A) under which the Company or any Company Subsidiary grants to any third party a license (including sublicense) to, option to or other right to use or exploit any material Company Intellectual Property, (B) under which a third party grants to the Company or any Company Subsidiary a license (including sublicense) to, option to or other right to use or exploit any material Intellectual Property and (C) that restricts the right of the Company or any Company Subsidiary to use, deploy or register any material Intellectual Property, in each case other than off-the-shelf, commercially available or “shrink-wrap” agreements entered into in the ordinary course of business;

(x) that provides for or could reasonably be expected to involve annual payments or receipts equal to or in excess of $1,000,000 or provides for or could reasonably be expected to involve payments or receipts in aggregate equal to or in excess of $4,000,000 (other than any Contract with Providers, vendors or other service providers);

(xi) that is a Contract with a Provider that provides for payments to such Provider which, when taken together with the payments to Providers provided for under all other Contracts listed on Section 3.20(a)(xi) of the Company Disclosure Letter, represent at least 70% of all payments by the Company and the Company Subsidiaries to Providers for the fiscal year ended December 31, 2020;

(xii) that is a Contract with a vendor or service provider (other than a Provider) that provides for payments to such vendor or service provider which, when taken together with the payments to vendors and service providers provided for under all other Contracts listed on Section 3.20(a)(xii) of the Company Disclosure Letter, represent at least 70% of all payments by the Company and the Company Subsidiaries to vendors and service providers (excluding Providers) for the fiscal year ended December 31, 2020;

(xiii) that provides for the outsourcing of any function or part of the business of the Company or any of the Company Subsidiaries that is necessary for the conduct of the Company and the Company Subsidiaries as currently conducted and that provides for or could reasonably be expected to involve annual payments or receipts equal to or in excess of $100,000 or provides for or could reasonably be expected to involve payments or receipts in aggregate equal to or in excess of $1,000,000;

(xiv) that relates to Indebtedness for a principal amount equal to or in excess of $5,000,000 or to mortgaging, pledging or otherwise placing a Lien on any material portion of the assets of the Company or any Company Subsidiary;

(xv) that is a partnership or joint venture agreement or relates to the formation, creation, operation, management or control of any partnership or joint venture;

(xvi) that grants any right of first refusal, right of first offer, option to purchase or similar right with respect to any assets, rights or properties of the Company or the Company Subsidiaries;

(xvii) that provides for the acquisition or disposition of any assets (other than acquisitions or dispositions of assets in the ordinary course of business consistent with past practice), business (whether by merger, sale of stock, sale of assets or otherwise) or real property, in each case with any outstanding obligations;

(xviii) that as a result of a change of control of the Company or any Company Subsidiary (A) requires the Company or any Company Subsidiary, or any successor thereto or acquirer thereof, to make any payment to any Person equal to or in excess of $4,000,000, (B) gives any Person a right to receive or elect to receive a payment equal to or in excess of $4,000,000 from the Company or any Company Subsidiary, or any successor thereto or acquirer thereof, (C) gives any Person a right to terminate or modify in any material respect the terms of such Contract or (D) grants any Person enhanced or additional rights under such Contract in any material respect;

(xix) that is a settlement or similar agreement pursuant to which (A) the Company or any Company Subsidiary will be required to make annual payments equal to or in excess of $300,000, other than any settlements related to the payment of claims to a service provider or (B) that contains material obligations or material limitations on the conduct of the Company or any Company Subsidiary (other than customary confidentiality obligations);

(xx) to which any Governmental Entity is a party, other than Contracts where the Company and the Company Subsidiaries are providing insurance services in the ordinary course of business that does not provide for and could not reasonably be expected to involve (x) annual payments or receipts equal to or in excess of $4,000,000 or (y) payments or receipts in aggregate equal to or in excess of $5,000,000;

(xxi) that would be required to be but has not been filed by the Company prior to the date of this Agreement pursuant to Item 404 of Regulation S-K under the Securities Act; or

(xxii) that is otherwise material to the Company or any Company Subsidiary;

provided that, except for Contracts described in clauses (iii), (v) and (xx) above, the definition of “Specified Contract” shall not include any Insurance Contract or Policy relating to insurance services entered into by the Company or any Company Subsidiary in the ordinary course of business consistent with past practice.

(b) The Company has made available to Parent the standard form(s) of Contract with Providers used by the Company and the Company Subsidiaries.

(c) Each of the Specified Contracts is valid, binding and enforceable on the Company or a Company Subsidiary, as the case may be, and, to the knowledge of the Company, each other party thereto (in each case subject to the Bankruptcy and Equity Exception), and is in full force and effect, except for immaterial failures to be valid, binding or enforceable or to be in full force and effect. There is no material breach of or default under any Specified Contract by the Company or any Company Subsidiary or, to the knowledge of the Company, any other party thereto, and no event has occurred that, with or without the lapse of time or the giving of notice or both, would constitute a material breach thereof or default thereunder by the Company or any Company Subsidiary or, to the knowledge of the Company, any other party thereto. There are no material disputes pending or, to the Company’s knowledge, threatened with respect to any of the Specified Contracts and neither the Company nor any of the Company Subsidiaries has received any written notice of the intention of any other party to any Specified Contract to amend, terminate, not renew or reduce any commitment under any Specified Contract in any material respect, nor to the Company’s knowledge is any such party threatening to do so.

SECTION 3.21. Litigation. There is no material claim, suit, action, investigation, arbitration, proceeding, inquiry, review, subpoena, civil investigative demand or other request for information, whether judicial or administrative (each, a “Proceeding”) pending or, to the knowledge of the Company, threatened against or affecting the Company or any Company Subsidiary or any of their respective properties or assets. There are no material Judgments outstanding against the Company or any Company Subsidiary.

SECTION 3.22. Compliance with Laws; Authorizations; Policies. (a) Each of the Company and the Company Subsidiaries is, and at all times since January 1, 2019 has been, in compliance in all material respects with all Judgments and Laws applicable to it and its business, operations, assets or properties, including all applicable Health Care Laws and Insurance Laws, and, in each case, any applicable policies and procedures promulgated thereunder (including any policies and procedures promulgated by the Puerto Rico Commissioner of Insurance (“OCI”), the Puerto Rico Office of

Industrial Tax Exemption (“OITE”), Puerto Rico Department of Health (“DOH”), ASES or CMS).

(b) Since January 1, 2019, (i) neither the Company nor any of the Company Subsidiaries has received any written notice or other communication from any Governmental Entity regarding any actual or possible failure to comply with any Judgment or Law, except for immaterial failures to so comply, and no material fine, sanction or penalty has been imposed on any Company Subsidiary by any Governmental Entity, and (ii) neither the Company nor any of the Company Subsidiaries has entered into any agreement or settlement with any Governmental Entity with respect to any actual or alleged material violation of any Judgment or Law.

(c) Each of the Company and the Company Subsidiaries is, and has at all times since January 1, 2019 been, in compliance in all material respects with the rules, regulations and policies of the BCBSA, as applicable.

(d) Neither the Company nor any of the Company Subsidiaries, nor any director, officer or employee of the Company or any of the Company Subsidiaries, nor, to the Company’s knowledge, any agent or other Person acting on behalf of the Company or any of the Company Subsidiaries, directly or indirectly, since January 1, 2017, (i) has used any funds of the Company or any of the Company Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other unlawful expenses relating to political activity, (ii) has made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of the Company or any of the Company Subsidiaries, (iii) has violated, or is in violation of, the Foreign Corrupt Practices Act of 1977 (the “FCPA”) or any rules and regulations promulgated thereunder, the USA PATRIOT Act or any foreign or domestic anti-corruption, anti-bribery, export, import, re-export, anti-boycott, embargo or similar Law in any jurisdiction in which the Company or any Company Subsidiary has operated or currently operates. Neither the Company nor any of the Company Subsidiaries has, since January 1, 2017, (A) received any written communication from any Governmental Entity or any third party alleging any of the foregoing violations or (B) made any disclosure (voluntary or otherwise) to any Governmental Entity with respect to any alleged irregularity, misstatement, omission or other potential violation of liability arising under or relating to any of the foregoing Laws. To the extent applicable, the Company and the Company Subsidiaries have developed and implemented a compliance program designed to ensure compliance with the FCPA and the applicable foregoing Laws.

(e) Since January 1, 2019, neither the Company nor any of the Company Subsidiaries, nor any of their respective officers or directors, have been convicted of or charged with conduct that would constitute a Medicare or other “Federal health care program” (as defined in 42 U.S.C. § 1320a-7(b)(1)) related offense or convicted of or charged with a violation of any Law related to fraud, theft, embezzlement, breach of fiduciary duty, kickbacks, bribes, other financial misconduct, obstruction of an investigation or controlled substances. Neither the Company nor any of the Company Subsidiaries, nor any of their respective officers or directors, have been excluded from participating in any Federal health care program, been subject to sanction pursuant to 42 U.S.C. § 1320a-7a or § 1320a-8 or been convicted of a crime described at 42 U.S.C. § 1320a 7b, or, to the extent that any such officer or director was or shall have been identified as having been excluded from participation in any Federal health care program, the Company and the Company Subsidiaries, as applicable, have taken all remedial action required by and in compliance with applicable Law.

(f) Each of the Company and the Company Subsidiaries (i) has, and at all times since January 1, 2019 has had, in effect all certificates, registrations, variances, exemptions, franchises, grants, licenses, approvals, clearances, permissions, qualifications, registrations and Consents of Governmental Entities (collectively, “Authorizations”), (ii) has filed all reports, notices and other documents with all Governmental Entities and (iii) has paid all fees and assessments due and payable in connection therewith, in each case necessary for it to own, lease and operate its properties and assets and conduct its business as presently conducted (or as conducted at such time), except for immaterial Authorizations, failures to file or failures to pay. All such Authorizations are in full force and effect and are not subject to any administrative or judicial Proceeding that could result in any modification, termination, suspension or revocation thereof in any material respect. Each of Company and the Company Subsidiaries are, and at all times since January 1, 2019 have been, in compliance with the terms and requirements of all such Authorizations and, to the Company’s knowledge, no suspension or cancellation of any such Authorizations is threatened, except for immaterial instances of noncompliance or immaterial suspensions and cancellations. None of the Company Subsidiaries is subject to any pending, or, to the knowledge of the Company, threatened material financial or market conduct examination or other investigation by any Governmental Entity.

(g) (i) Except as required by applicable Health Care Laws and Insurance Laws and the insurance and reinsurance Authorizations maintained by the Company or any of the Company Subsidiaries, as applicable, there is no (x) written agreement, memorandum of understanding, commitment letter or similar undertaking with any Governmental Entity that is binding on the Company or any Company Subsidiary or (y) order or directive by, supervisory letter (other than those provided on an industry or sector-wide basis) or cease-and-desist order from, any Governmental Entity that is binding on the Company or any Company Subsidiary and (ii) neither the Company nor any of the Company Subsidiaries have adopted any board resolution at the request of any Governmental Entity, in the case of each of clauses (i) and (ii), that (A) limits in any material respect the ability of the Company or any Company Subsidiary to conduct their businesses, including their ability to issue or enter into any reinsurance or retrocession treaties or agreements, slips, binders, cover notes or other similar arrangements, (B) requires the divestiture of any material investment of the Company or any Company Subsidiary, (C) limits in any material respect the ability of the Company or any Company Subsidiary to pay dividends or (D) requires any material investment of the Company or any Company Subsidiary to be treated as a non-admitted asset (or the local equivalent).

(h) All policies, policy forms, binders, slips, treaties, certificates, Insurance Contracts or reinsurance Contracts or participation agreements and other agreements of insurance or reinsurance, whether individual or group (including all applications, supplements, endorsements, riders and ancillary agreements in connection therewith) and all amendments, applications and certificates pertaining thereto issued by any applicable Company Subsidiary (“Policies”) and any and all marketing materials have been, to the extent required under applicable Law, filed with or submitted to and approved or not objected to by the relevant Governmental Entity within the period provided for objection, and such Policies and marketing materials comply in all material respects with the Health Care Laws and Insurance Laws applicable thereto, and have been administered in all material respects in accordance therewith. All premium rates established by the applicable Company Subsidiaries that are required to be filed with or submitted to or approved by Governmental Entities have been so filed, submitted or approved, the premiums charged conform in all material respects thereto, and such premiums comply in all material respects with the Insurance Laws applicable thereto.

SECTION 3.23. Environmental Matters. (a) Each of the Company and the Company Subsidiaries is, and at all times since January 1, 2019 has been, in compliance in all material respects with all Environmental Laws, and possesses and is, and at all times since January 1, 2019 has been, in compliance in all material respects with all Authorizations required under Environmental Laws for it to conduct its business (“Environmental Authorizations”), and none of such Environmental Authorizations are subject to any administrative or judicial proceeding that could result in any material modification, termination or revocation thereof; (c) neither the Company nor any of the Company Subsidiaries has received any written communication alleging that the Company or any Company Subsidiary is not in material compliance with or has a material liability under any Environmental Law or Environmental Authorization; (d) there is no Environmental Claim pending or, to the knowledge of the Company, threatened in writing against the Company or any Company Subsidiary; (e) there has been no Release of or exposure to any Hazardous Material at any real property currently or, to the knowledge of the Company, formerly owned, leased or operated by the Company or any Company Subsidiary that would reasonably be expected to form the basis of any material Environmental Claim against the Company or any Company Subsidiary; and (f) to the knowledge of the Company, neither the Company nor any Company Subsidiary has retained or assumed, either contractually or by operation of Law, any liabilities or obligations that form or would reasonably be expected to form the basis of any material Environmental Claim against the Company or any Company Subsidiary.

SECTION 3.24. Intellectual Property. (a) Section 3.24 of the Company Disclosure Letter sets forth a true, correct and complete list as of the date of this Agreement of all Patents, Trademarks, Copyrights and Internet domain names owned by the Company or any Company Subsidiary that are registered, issued or subject to a pending application for registration or issuance (the “Company Registered Intellectual Property”). The material Company Registered Intellectual Property is subsisting and, to the knowledge of the Company, valid and enforceable.

(b) The Company and the Company Subsidiaries own, are licensed or otherwise have the right to use all material Intellectual Property (including the Company

Registered Intellectual Property) used or held for use by the Company or any Company Subsidiary in the conduct of the business of the Company and the Company Subsidiaries as presently conducted, free and clear of any Liens, other than Permitted Liens. No Proceedings are pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary by any Person challenging the ownership, validity or enforceability of any material Company Intellectual Property, and since January 1, 2019 neither the Company nor any of the Company Subsidiaries has received any written claim or written notice from any Person asserting any such challenge.

(c) To the knowledge of the Company, the conduct of the business of the Company and the Company Subsidiaries as presently conducted does not infringe upon, violate or misappropriate any Intellectual Property of any other Person. There are no claims pending or, to the knowledge of the Company, threatened against the Company or any of the Company Subsidiaries asserting any such infringement, violation or misappropriation, and neither the Company nor any of the Company Subsidiaries has received any written claim or written notice (including any “cease and desist” letters and invitations to license) from any Person alleging any such infringement, violation or misappropriation. To the knowledge of the Company, no other Person has infringed upon, violated or misappropriated or is infringing, violating or misappropriating any of the Company Intellectual Property in any material respect, and neither the Company nor any Company Subsidiary has sent to any Person any written complaint, claim, demand or notice alleging such infringement, violation or misappropriation.

(d) Each current and former employee of the Company or a Company Subsidiary, as a matter of course, and any consultant or independent contractor commissioned by the Company or a Company Subsidiary, who has alone or with others contributed in any manner to, or was involved in, the creation or development of any material Company Intellectual Property, has entered into a written agreement with the Company that obliges such employee, consultant or independent contractor to assign to the Company such Intellectual Property.

(e) Each of the Company and the Company Subsidiaries has used reasonable best efforts to protect and maintain the confidentiality of all Trade Secrets included in the Company Intellectual Property. To the knowledge of the Company, neither the Company nor any of the Company Subsidiaries has disclosed, delivered or licensed any Trade Secrets included in the Company Intellectual Property to any other Person, other than in the ordinary course of business and subject to obligations of confidentiality. Each current and former employee of the Company or a Company Subsidiary, as a matter of course, and any consultant or independent contractor commissioned by the Company or a Company Subsidiary who has access to material confidential information of the Company or a Company Subsidiary, has entered into a written agreement with the Company that requires such employee, consultant or independent contractor to protect such confidential information.

(f) To the knowledge of the Company, the IT Assets (i) operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by the Company in connection with the conduct of its business, (ii) since January 1, 2019 have not malfunctioned or failed in a manner that has had a material impact on the Company or any of the Company Subsidiaries, (iii) are free from material bugs and other defects and (iv) have not been subject to any material unauthorized access by any Person. The Company has implemented commercially reasonable backup and disaster recovery technology processes, as well as a commercially reasonable business continuity plan, in each case consistent in all material respects with customary industry practices.

(g) (i) The conduct of the business of each of the Company and the Company Subsidiaries is and at all times has been in compliance in all material respects with any and all applicable Laws, (including, to the extent applicable, the Health Insurance Portability and Accountability Act, the Health Information Technology for Economic and Clinical Health Act and related regulations), contractual requirements, and privacy policies binding the applicable Company or Company Subsidiary solely to the extent relating to data protection or information privacy, security, collection, use and disclosure, (ii) Personal Data collected, stored and processed by the Company or any Company Subsidiary can be used by Parent and its subsidiaries after the Closing in the manner currently used by the Company and the Company Subsidiaries, (iii) each of the Company and the Company Subsidiaries has used commercially reasonable efforts to protect the privacy of Personal Data that the Company or any of the Company Subsidiaries (or any Person on behalf of the Company or the Company Subsidiaries) collect, store, use or maintain for the conduct of their business and to prevent unauthorized use, disclosure, loss, processing, transmission or destruction of or access to such Personal Data by any other Person, (iv) neither the Company nor any Company Subsidiary has been legally required to provide any notices to data owners in connection with a disclosure of Personal Data, nor has the Company or any Company Subsidiary provided any such notice and (v) there are no claims pending or, to the knowledge of the Company, threatened against the Company or any of the Company Subsidiaries alleging a violation of any Person’s Personal Data or privacy rights.

(h) (i) The Company and the Company Subsidiaries have complied in all material respects with all notice, attribution and other requirements of each license applicable to OSS that is or has been used in the conduct of the business of the Company and the Company Subsidiaries; and (ii) neither the Company nor any of the Company Subsidiaries has used or distributed any OSS in a manner that requires (A) disclosure or distribution of any source code owned by the Company or the Company Subsidiaries, (B) license or other provision of any source code owned by the Company or the Company Subsidiaries on a royalty-free basis or (C) the grant of any patent license, non-assertion covenant or other rights under any Intellectual Property owned by the Company or the Company Subsidiaries.

SECTION 3.25. Insurance. Section 3.25 of the Company Disclosure Letter sets forth a true, correct and complete list, and the Company has made available to Parent true, correct and complete copies, of all material insurance policies owned, held by or applicable to the Company or any Company Subsidiary (or the assets or business of either) with policy periods in effect as of the date of this Agreement and of which the Company or any Company Subsidiary is the beneficiary. All of the insurance policies of the Company or any Company Subsidiary are in full force and effect, and the Company is not in default with respect to its obligations under any of such insurance policies, except for immaterial failures to comply. No written notice of cancellation or termination has been received by the Company or any Company Subsidiary with respect to any of their respective insurance policies, other than in connection with ordinary renewals.

SECTION 3.26. Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person, other than Goldman Sachs & Co. LLC, the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its affiliates. The Company has made available to Parent a true, correct and complete copy of any engagement letter between the Company and Goldman Sachs & Co. LLC relating to the Transactions.

SECTION 3.27. Opinions of Financial Advisors. The Company has received an oral opinion of Goldman Sachs & Co. LLC (to be confirmed by delivery of a written opinion dated as of the date hereof) to the effect that, as of the date hereof, and based upon and subject to the factors and assumptions set forth therein, the $36.00 per share of Company Common Stock to be paid to the holders of shares of Company Common Stock (other than Parent and its affiliates) pursuant to this Agreement is fair to such holders from a financial point of view. A signed copy of such opinion will be made available to Parent for informational purposes only promptly following the date of this Agreement.

ARTICLE IV

Representations and Warranties of Parent and Merger Sub

Except as set forth in the disclosure letter (with specific reference to the Section of this Agreement to which the information stated in such disclosure relates; provided that information contained in any section of the disclosure letter shall be deemed to be disclosed with respect to any other Section of this Agreement to the extent that it is reasonably apparent from the face of such disclosure that such information is applicable to such other Section of this Agreement) dated the date hereof and delivered by the Parent and Merger Sub to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Letter”), Parent and Merger Sub, jointly and severally, represent and warrant to the Company as follows:

SECTION 4.01. Organization, Standing and Power. Each of Parent and Merger Sub is duly organized, validly existing and in good standing (where applicable as a legal concept) under the laws of the jurisdiction in which it is organized and has full corporate power and authority necessary to conduct its business as presently conducted.

SECTION 4.02. Merger Sub. (a) Merger Sub was formed solely for the purpose of entering into the Transactions, and since the date of its incorporation, Merger

Sub has not carried on any business, conducted any operations or incurred any liabilities or obligations other than those incident to its formation and pursuant to this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

(b) All outstanding shares of capital stock of Merger Sub have been validly issued and are fully paid and nonassessable and are owned, directly or indirectly, by Parent free and clear of any Lien.

SECTION 4.03. Authority; Execution and Delivery; Enforceability. Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Transactions, subject, in the case of the Merger, to the adoption of this Agreement by Parent (or another wholly owned subsidiary of Parent), as sole stockholder of Merger Sub (which shall occur immediately following the execution of this Agreement). The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the consummation by it of the Transactions have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, subject, in the case of the Merger, to the adoption of this Agreement by Parent (or another wholly owned subsidiary of Parent), as sole stockholder of Merger Sub. Neither the approval nor adoption of this Agreement nor the consummation of the Merger or the other Transactions requires any approval of the stockholders of Parent. Each of Parent and Merger Sub has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by the Company, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms (subject to the Bankruptcy and Equity Exception).

SECTION 4.04. No Conflicts; Consents. (a) The execution and delivery by each of Parent and Merger Sub of this Agreement do not, and the consummation of the Merger and the other Transactions and compliance with the terms hereof by Parent and Merger Sub will not, result in any loss, suspension, limitation or impairment of any right of Parent or any of its subsidiaries to own or use any assets required for the conduct of their respective businesses as presently conducted, or conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, first offer, first refusal, modification or acceleration of any right, obligation or loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of Parent or any of its subsidiaries under, or require any consent under, any provision of (i) the organizational documents of Parent or any of its subsidiaries, (ii) any Authorization of Parent or any of its subsidiaries or any Contract to which Parent or any of its subsidiaries is a party or by which any of them or any of their respective properties or assets are bound or (iii) subject to the filings and other matters referred to in Section 4.04(b), any Judgment or Law applicable to Parent or any of its subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) No Consent of, or registration, declaration, notice or filing with or from, any Governmental Entity, is required to be obtained or made by or with respect to Parent or any of its subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions, other than (i) the Antitrust Approvals, (ii) the Consents of, and filings with, the state and territorial insurance departments and federal, state and territorial departments of health and other Consents and filings required under the applicable Health Care Laws or Insurance Laws as set forth in Section 4.04(b) of the Parent Disclosure Letter (collectively, the “Specified Parent Regulatory Approvals” and, together with the Specified Company Regulatory Approvals, the “Specified Regulatory Approvals”), (iii) the Specified Company Regulatory Approvals (assuming the accuracy of the representations and warranties made in Section 3.05(b) and the completeness of Section 3.05(b) of the Company Disclosure Letter), (iv) the filing with the SEC of such reports and filings under the Exchange Act as may be required in connection with this Agreement, the Merger and the other Transactions, (v) the filing of the PR Certificate of Merger with the Secretary of State of the Commonwealth of Puerto Rico and the DE Certificate of Merger with the Secretary of State of the State of Delaware and (vi) such filings as may be required under the rules and regulations of NYSE in connection with this Agreement, the Merger and the other Transactions.

SECTION 4.05. Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement will, at the time it is filed with the SEC, at the time it is first mailed to the holders of shares of Company Common Stock and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by Parent or Merger Sub with respect to statements included or incorporated by reference in the Proxy Statement based on information supplied in writing by or on behalf of the Company for inclusion or incorporation by reference therein.

SECTION 4.06. Available Funds. Parent and Merger Sub has sufficient cash, available lines of credit or other sources of immediately available funds to consummate the Merger pursuant to the terms of this Agreement, including to pay the Merger Consideration for all of the shares of Company Common Stock on a fully-diluted basis, to pay all related fees and expenses pursuant to this Agreement, to make payments pursuant to Section 6.04 and to perform their respective obligations under this Agreement.

SECTION 4.07. Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person, other than J.P. Morgan Securities LLC, the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent, Merger Sub or any of their respective affiliates.

ARTICLE V

Covenants Relating to Conduct of Business

SECTION 5.01. Conduct of Business of the Company. Except for matters set forth in Section 5.01 of the Company Disclosure Letter or as otherwise expressly contemplated by this Agreement or required by applicable Law (including COVID-19 Measures) or with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time, the Company shall, and shall cause each Company Subsidiary to, conduct its business in the ordinary course of business consistent with past practice and use reasonable best efforts to preserve its present organization, assets, employees, Authorizations, contractors and relationships with customers, distributors, strategic partners, Governmental Entities, licensors, licensees and others that, in each case, have material business dealings with it; provided that (i) the Company shall notify Parent as far in advance as reasonably practicable prior to the Company or any Company Subsidiary taking any action to comply with any mandatory COVID-19 Measure and (ii) the Company and the Company Subsidiaries shall be permitted to take any action to comply with any COVID-19 Measures which are not mandatory if the Company reasonably believes such COVID-19 Measures are necessary or advisable to protect the health and safety of the Company’s or any of the Company Subsidiaries’ employees and the Company reasonably consults with Parent (but shall not need to obtain Parent’s consent) prior to taking any such action. Without limiting the generality of the foregoing, except for matters set forth in Section 5.01 of the Company Disclosure Letter or as otherwise expressly contemplated by this Agreement or required by applicable Law (including COVID-19 Measures), from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit any Company Subsidiary to, do any of the following without the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed):

(a) (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of its capital stock or other Equity Interests, other than dividends and distributions by a wholly owned Company Subsidiary to its parent, (ii) split, combine, reclassify, exchange or readjust any of its capital stock or other Equity Interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other Equity Interests, other than with respect to the capital stock or other Equity Interests of a Company Subsidiary, in connection with transactions exclusively among the Company and any Company Subsidiaries or exclusively among the Company Subsidiaries, or (iii) directly or indirectly redeem, repurchase or otherwise acquire any Equity Interests in the Company or any Company Subsidiary, except for (A) the withholding of shares of Company Common Stock to satisfy Tax obligations with respect to the vesting, exercise or settlement of Company RSAs, Company PSUs or Company RSUs outstanding as of the date of this Agreement (or issued after the date hereof in accordance with the terms of this Agreement) in accordance with their respective terms in effect at such time, (B) the acquisition by the Company of Company RSAs, Company PSUs or Company RSUs in connection with the forfeiture of such awards in accordance with their respective terms in effect at such time or (C) redemptions, repurchases or acquisitions of the capital stock or other Equity Interests of a Company Subsidiary, in connection with transactions exclusively among the Company and any Company Subsidiaries or exclusively among the Company Subsidiaries;

(b) issue any Equity Interests, other than (i) the issuance of shares of Company Common Stock upon the settlement of Company RSAs, Company PSUs or Company RSUs, in each case outstanding as of the date of this Agreement (or issued after the date hereof in accordance with the terms of this Agreement) and in accordance with their respective terms in effect at such time, or (ii) issuances by a Company Subsidiary of capital stock or other Equity Interests to the Company or another Company Subsidiary;

(c) amend (i) the Company Articles or the Company Bylaws or (ii) the certificate of incorporation, bylaws or other comparable organizational documents of any Company Subsidiary in a manner adverse to Parent;

(d) propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, other than the Merger;

(e) acquire (i) in a single transaction or a series of related transactions, whether by merging or consolidating with, or by purchasing Equity Interests in or assets of, or by any other manner, any business or any corporation, partnership, limited liability company, joint venture, association or other business organization or division thereof or any other Person or (ii) any assets or properties, other than, in the case of each of clauses (i) and (ii), (x) any Specified Permitted Investment and (y) any Unspecified Permitted Investment so long as the amount of consideration paid or transferred by the Company and the Company Subsidiaries in connection with such Unspecified Permitted Investment would not exceed $4,000,000 individually, or $10,000,000 in the aggregate when taken together with all other Unspecified Permitted Investments made under this clause (e); provided that, prior to the execution of any definitive agreements in connection with any Specified Permitted Investment or Unspecified Permitted Investment otherwise permitted by this clause (e), the Company shall provide Parent with prior written notice, including a reasonable summary of the terms, of such potential Specified Permitted Investment or Unspecified Permitted Investment, as applicable, as far in advance as reasonably practicable;

(f) form any Person that would constitute a subsidiary or affiliate of the Company, except for any Person that would constitute a subsidiary of the Company that is formed for the sole purpose of facilitating a Specified Permitted Investment or Unspecified Permitted Investment not in violation of clause (e) above;

(g) except as required by the terms of any Company Benefit Plan as in effect on the date hereof or to the extent required by applicable Law or, with respect to the actions specifically described in Section 5.01(g) of the Company Disclosure Letter, to the extent such actions are taken in the ordinary course of business consistent with past practice or are in connection with the Company’s internal realignment plan: (i) adopt, enter into, terminate or amend any collective bargaining agreement or material Company Benefit Plan; (ii) increase in any manner the compensation, bonus or fringe or other benefits of any non-employee director or employee at the level of Vice President or above; (iii) enter into or materially amend any employment, change in control, severance, retention or similar Contract with any non-employee director or employee at the level of Vice President or above (other than offer letters providing for employment with newly hired employees who are hired in the ordinary course of business that do not contain any equity or equity-based compensation, change in control, severance, retention or similar arrangements); (iv) grant any awards under any Company Benefit Plan (including grants of stock or stock-based awards) other than grants in connection with promotions or new hires in the ordinary course of business consistent with past practice or waive any conditions on any awards under any Company Benefit Plan; (v) take any action to accelerate the payment of any compensation or benefit under any Company Benefit Plan; or (vi) change any actuarial or other assumption used to calculate funding obligations with respect to any Company Benefit Plan or change the manner in which contributions are made or the basis on which contributions are calculated;

(h) (i) terminate the employment of any employee at the level of Vice President or above, other than due to such individual’s death, disability or for cause (each as determined by the Company or the applicable Company Subsidiary in the ordinary course of business) or (ii) hire any individual at the level of Vice President or above;

(i) (i) change its fiscal year or revalue any of its material assets or (ii) make any change in accounting methods, principles or practices used by it, except, in the case of each of clauses (i) and (ii), as may be required (A) by GAAP, SAP or actuarial principles, as applicable, or (B) by applicable Law, including Regulation S-X under the Securities Act;

(j) sell, lease or sublease (as lessor or sublessor), license (as licensor) or otherwise dispose of, or pledge, encumber or otherwise subject to any Lien (other than a Permitted Lien), any material properties or assets, except (i) sales, leases, licenses, dispositions, pledges or encumbrances (A) of or on obsolete assets in the ordinary course of business consistent with past practice, (B) of properties or assets (other than Company Intellectual Property) with de minimis or no book value or (C) of Investment Assets in accordance with the Investment Guidelines or (ii) permitted conduct under clauses (q) and (s) below;

(k) (i) incur, redeem, repurchase, prepay, defease, guarantee, assume or otherwise become liable for or modify in any material respects the terms of any Indebtedness or issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any Company Subsidiary other than (A) any Indebtedness of any wholly owned Company Subsidiary owing to the Company or to another wholly owned Company Subsidiary and (B) any Indebtedness under the Company’s existing credit facilities as in effect as of the date of this Agreement that can be repaid at the Closing without penalty (other than customary break funding costs) or (ii) make any loans, advances, capital contributions or investments in (including by purchase of stock or securities, property transfers or purchase of property or assets of any

Person or otherwise) any other Person, in each case, other than to or in (A) the Company or any wholly owned Company Subsidiary, (B) any acquisition not in violation of clause (e) above, (C) capital contributions or advances required by the terms of any Contract in effect as of the date hereof or (D) any extensions of risk sharing arrangements, provider capitation, related compensation mechanisms and advances of expenses to employees, in each case in the ordinary course of business consistent with past practice;

(l) make any capital expenditure or expenditures, or incur any obligations or liabilities in connection therewith, which, individually, is equal to or in excess of $200,000 or, in the aggregate, are equal to or in excess of $1,000,000 (other than (i) as reflected in the Company’s capital expenditures forecast set forth in Section 5.01(l) of the Company Disclosure Letter and (ii) any Specified Permitted Investment or Unspecified Permitted Investment not in violation of clause (e) above);

(m) make, change or revoke any material Tax election, change any material Tax accounting method or period, file any amended Tax Return in respect of a material amount of Taxes, enter into any closing agreement with respect to material Taxes, request any material Tax ruling, waive or extend the statute of limitations in respect of a material amount of Taxes or settle or compromise any material Tax liability or refund;

(n) (i) materially amend or modify, or renew, extend or terminate, or waive or release any material rights under, any Specified Contract or any Contract that would be a Specified Contract if in effect on the date of this Agreement or (ii) enter into any Contract that would be a Specified Contract if in effect on the date of this Agreement, in each case, other than in the ordinary course of business consistent with past practice;

(o) enter into or amend any Contract if consummation of any of the Transactions (alone or in combination with any other event) or compliance by the Company or any Company Subsidiary with the provisions hereof will conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancelation or acceleration of any obligation, or give rise to a loss of a benefit under, or result in the creation of any Lien in or upon any of the properties or assets of the Company or any Company Subsidiary under, or require Parent to license or to transfer any of its material Intellectual Property or other material assets under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, any provision of such Contract, other than any amendment of a Contract that does not materially worsen any of the provisions of such Contract;

(p) (i) settle any Proceeding if such settlement (A) would require any payment by the Company or any Company Subsidiary equal to or in excess of $500,000, other than any settlement of any property and casualty insurance claim in the ordinary course of business consistent with past practice that requires the payment of an amount which, when taken together with the settlement amounts of all other property and casualty insurance claims settled pursuant to this clause (i)(A), does not exceed the amount held in reserve by the Company and the Company Subsidiaries for all outstanding property and casualty insurance claims as of June 30, 2021 or (B) would obligate the Company or any Company Subsidiary to take any material action or impose any material restrictions on the business of the Company or any of the Company Subsidiaries or (ii) commence any comparable Proceeding against a third party other than any such Proceeding commenced in the ordinary course of business consistent with past practice where the total amount of damages sought does not equal or exceed $500,000;

(q) (i) other than non-exclusive licenses and sublicenses granted in the ordinary course of business consistent with past practice, assign, sell, lease, license, dispose, cancel, abandon, grant rights to or fail to renew, maintain or defend, any material Company Intellectual Property or (ii) disclose to any third party, other than representatives of Parent or under a confidentiality agreement, any Trade Secrets included in any material Company Intellectual Property in a way that results in the loss of intellectual property protection for such material Company Intellectual Property;

(r) cancel, terminate or modify in any material respect, or take any action that could permit cancellation, termination or material modification of, any material insurance policy;

(s) enter into any real property lease or modify, amend, renew, extend, waive, or exercise any material right or remedy under or terminate any Lease, other than (i) leases with annual payments not to exceed $100,000 individually or $500,000 in the aggregate and (ii) leases in respect of any POS Leased Real Property entered into in the ordinary course of business consistent with past practice;

(t) materially alter any existing underwriting, reserving, claim handling, loss control or actuarial practice, guideline or policy of the Company or any Company Subsidiary or any material assumption underlying any reserves or actuarial practice or policy, except as may be required by GAAP, SAP or actuarial principles;

(u) reduce or strengthen any reserves, provisions for losses or other liability amounts in respect of Insurance Contracts and assumed reinsurance Contracts, except (A) as may be required by GAAP, SAP or actuarial principles, (B) as a result of loss or exposure payments to other parties in accordance with the terms of insurance Contracts and assumed reinsurance Contracts or (C) in the ordinary course of business consistent with past practice;

(v) reduce in any material respect the budget or scope of the Company’s and the applicable Company Subsidiaries’ program for, or otherwise reduce in any material respect the resources or efforts specifically dedicated by the Company and the Company Subsidiaries to, (i) the maintenance and improvement of their respective Medicare star ratings or (ii) retrospective chart review, coding audits or the collection of prospective home assessments or patient assessment forms, in each case other than as a result of vendor-related cost savings;

(w) terminate, suspend, abrogate, amend or modify (i) any certificate of authority to conduct business as an insurance company, health care services organization, agency or service provider issued by the applicable Insurance Regulator or health regulatory Governmental Entity or (ii) any other material Authorization, in each case of (i) and (ii) in a manner material and adverse to the Company or any Company Subsidiary;

(x) acquire or dispose of any material Investment Assets in any manner inconsistent with the Investment Guidelines;

(y) materially amend or modify the Investment Guidelines; or

(z) authorize, commit or agree to take any of the foregoing actions.

Nothing contained in this Agreement shall give to Parent or Merger Sub, directly or indirectly, rights to control or direct the operation of the Company or any Company Subsidiary prior to the Closing.

SECTION 5.02. No Solicitation. (a) The Company shall not, and shall cause its subsidiaries and all of its and their respective directors, officers, employees, financial advisors, legal counsel and other agents, advisors or representatives (collectively, “Representatives”) not to, directly or indirectly, (A) solicit, initiate, encourage or facilitate any inquiries regarding, or the submission of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Company Takeover Proposal, (B) solicit, initiate, encourage or participate in any discussions or negotiations regarding, or furnish to any Person (other than Parent or Merger Sub) any nonpublic information with respect to or in connection with, or take any other action to facilitate or encourage the making of, any proposal or offer that constitutes, or would reasonably be expected to lead to, any Company Takeover Proposal or (C) execute or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, option agreement, merger agreement, joint venture agreement, partnership agreement or any other agreement, arrangement or understanding (whether or not binding) relating to any Company Takeover Proposal (a “Company Acquisition Agreement”). It is agreed that any violation of the restrictions in this Section 5.02 by any of the Company’s subsidiaries or any of its or their respective Representatives shall be a breach of this Section 5.02 by the Company.

(b) Except as set forth in Section 5.02(b) of the Company Disclosure Letter, the Company shall, and shall cause its subsidiaries and all of its and their respective Representatives to, immediately (i) cease all solicitation, encouragement, discussions and negotiations regarding any inquiry, proposal or offer pending on the date of this Agreement that constitutes, or would reasonably be expected to lead to, a Company Takeover Proposal, (ii) request the prompt return or destruction of all confidential information previously furnished to any Person in connection with a possible Company Takeover Proposal and (iii) terminate access to any physical or electronic data rooms relating to a possible Company Takeover Proposal. The Company shall not, and shall cause its subsidiaries and all of its and their respective Representatives not to, release any Person from, or waive, amend or modify any provision of, or grant any permission under any “standstill” provision or similar provision with respect to any capital stock of the Company in any agreement to which the Company or any of its subsidiaries is a party; provided that the Company Board or any committee thereof shall be permitted to grant waivers of, and not to enforce, any “standstill” or similar provision to the extent that (x) the Company Board or any committee thereof determines in good faith (after consultation with its outside counsel) that the failure to take such action would violate the directors’ fiduciary duties under applicable Law and (y) any such action by the Company Board or any committee thereof does not violate any other provision of this Section 5.02. Except to the extent otherwise permitted by the foregoing sentence, the Company shall, and shall cause its affiliates to, (i) enforce the “standstill” or similar provisions of any such agreement and (ii) immediately take all reasonable steps within their power to terminate any waiver under any such provisions that may have been heretofore granted to any Person other than Parent and any of Parent’s affiliates.

(c) Notwithstanding anything to the contrary contained in Section 5.02(a) or Section 5.02(b), at any time prior to obtaining the Company Stockholder Approval, in response to a bona fide, written Company Takeover Proposal that did not result from a material breach of this Section 5.02 and for which the Company Board or any committee thereof determines in good faith (after consultation with its outside counsel and financial advisor) that such Company Takeover Proposal constitutes or would reasonably be expected to lead to a Superior Proposal from the Person or group submitting such bona fide, written Company Takeover Proposal and that the failure to take such action would violate the directors’ fiduciary duties under applicable Law (a “Qualifying Company Takeover Proposal”), the Company may, subject to compliance with Section 5.02(d), (A) enter into an Acceptable Confidentiality Agreement with such Person or group making the Qualifying Company Takeover Proposal and thereafter furnish information with respect to the Company to such Person or group and its Representatives pursuant to such Acceptable Confidentiality Agreement so long as the Company also provides Parent promptly, and in no event later than 24 hours after the time such information is provided or made available to such Person or group or any of its Representatives, any information furnished to such Person or group or any of its Representatives which was not previously furnished to Parent and (B) participate in discussions or negotiations with such Person or group and its Representatives regarding such Qualifying Company Takeover Proposal. The Company shall notify Parent prior to furnishing any information and/or entering into any discussions or negotiations as provided in this Section 5.02(c).

(d) The Company shall promptly, and in no event later than 24 hours after receipt thereof, (i) advise Parent in writing of the Company’s or any of its subsidiaries’ or its or their respective Representatives’ receipt of any Company Takeover Proposal or any inquiries regarding, or the submission of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Company Takeover Proposal and (ii) provide to Parent an unredacted copy of any such Company Takeover Proposal or such inquiry made in writing (including any financing commitments or other agreements related thereto) (or if such Company Takeover Proposal or inquiry is not in writing, a written description of the material terms and conditions thereof) and unredacted copies of all other written materials, draft and final agreements (including all schedules and exhibits thereto) and correspondence exchanged between the Company or any of its affiliates or its or their Representatives, on the one hand, and the Person or group or its Representatives, on the other hand, making such Company Takeover Proposal or inquiry in connection with such Company Takeover Proposal or inquiry. From and after such notification, the Company shall keep Parent reasonably informed on a reasonably current basis of any material developments, discussions or negotiations regarding, or changes to the material terms and conditions of, any such Company Takeover Proposal or inquiry, including providing to Parent promptly, and in no event later than 24 hours after receipt thereof, unredacted copies of any additional proposals, counterproposals, written materials, draft and final agreements (including all schedules and exhibits thereto) and correspondence exchanged between the Company or any of its affiliates or its or their Representatives, on the one hand, and the Person or group or its Representatives, on the other hand, making such Company Takeover Proposal or inquiry in connection with such Company Takeover Proposal or inquiry.

(e) Neither the Company Board nor any committee thereof shall (i) (A) withdraw, withhold, qualify or modify in a manner adverse to Parent or Merger Sub, or propose publicly to withdraw, withhold, qualify or modify in a manner adverse to Parent or Merger Sub, the Company Board Recommendation, or authorize, resolve or agree to take any such action, (B) adopt, endorse, approve or recommend, or propose publicly to adopt, endorse, approve or recommend, or submit to the vote of any securityholders of the Company, any Company Takeover Proposal, or authorize, resolve or agree to take any such action, (C) fail to include the Company Board Recommendation in the Proxy Statement or to recommend against any Company Takeover Proposal that is a tender offer or exchange offer within 10 Business Days after the commencement thereof or (D) make any public statement inconsistent with the Company Board Recommendation (any action described in this clause (i) being referred to herein as an “Adverse Recommendation Change”) or (ii) approve, recommend, cause or permit the Company or any of its subsidiaries to enter into, or to propose to approve, recommend or enter into, any Company Acquisition Agreement (other than an Acceptable Confidentiality Agreement entered into in accordance with this Section 5.02), or authorize, resolve, agree or propose to take any such action.

(f) Notwithstanding anything to the contrary set forth in this Agreement, prior to obtaining the Company Stockholder Approval, the Company Board or any committee thereof may make an Adverse Recommendation Change if (i) the Company Board or any committee thereof determines in good faith (after consultation with its outside counsel and financial advisor) that, as a result of an Intervening Event, failure to take such action would violate the directors’ fiduciary duties under applicable Law or (ii) the Company receives a Company Takeover Proposal after the date of this Agreement that did not result from a material breach of this Section 5.02 and for which the Company Board or any committee thereof determines in good faith (after consultation with its outside counsel and financial advisor) that such Company Takeover Proposal constitutes a Superior Proposal and that the failure to take such action would violate the directors’ fiduciary duties under applicable Law; provided, however, that the Company Board and each committee thereof shall not, and shall cause the Company not to, make an Adverse Recommendation Change unless, prior to taking such action (A) the Company has provided written notice to Parent (a “Notice of Adverse Recommendation Change”)

advising Parent that the Company Board or any such committee intends to take such action and the reasons therefor, (B) in the case of any Notice of Adverse Recommendation Change provided in connection with an Intervening Event, such Notice of Adverse Recommendation Change contains a reasonably detailed description of such Intervening Event, (C) in the case of any Notice of Adverse Recommendation Change provided in connection with a Company Takeover Proposal, such Notice of Adverse Recommendation Change specifies the material terms and conditions of the related Superior Proposal, identifying the Person or group making such Superior Proposal and including a copy of the most current version of the agreement or proposal and all material related documentation with respect to such Superior Proposal, (D) a period of at least four Business Days has elapsed following Parent’s receipt of such Notice of Adverse Recommendation Change (it being understood that any amendment or modification to any Company Takeover Proposal that is the basis for such proposed Adverse Recommendation Change shall require a new Notice of Adverse Recommendation Change and an additional notice period (which shall be the longer of (x) two Business Days and (y) the period remaining under the initial notice period)), (E) if requested by Parent, the Company has negotiated, and has caused its subsidiaries and its and their Representatives to negotiate, in good faith with Parent and its Representatives during such four-Business Day period (as may be extended pursuant to clause (D)) with respect to any changes to the terms of this Agreement proposed by Parent during such period and (F) taking into account any changes to the terms of this Agreement proposed by Parent, the Company Board or any committee thereof has determined in good faith (after consultation with its outside counsel and financial advisor) (1) that it would continue to violate the directors’ fiduciary duties under applicable Law not to effect the Adverse Recommendation Change and (2) with respect to the actions described in clause (ii) of this Section 5.02(f), that the Company Takeover Proposal received by the Company would continue to constitute a Superior Proposal, in each case, if such changes offered by Parent were given effect.

(g) Notwithstanding the foregoing, nothing contained in this Section 5.02 shall be deemed to relieve the Company of its obligation under Section 6.01 to submit matters to obtain the Company Stockholder Approval at the Company Stockholders Meeting; provided, however, that if the Company Board shall have made an Adverse Recommendation Change, then in submitting such matters to the Company Stockholders Meeting, the Company Board may recommend against such matters or submit such matters without recommendation, in which event the Company Board shall communicate the basis for its recommendation or lack thereof to the Company’s stockholders in the Proxy Statement or an appropriate amendment or supplement thereto to the extent it determines, after consultation with its outside legal counsel, that such action is compelled by applicable Law; provided further that nothing in this Section 5.02(g) shall affect the right of the Company to terminate this Agreement pursuant to and in accordance with Section 8.01(g).

(h) Nothing contained in this Section 5.02 will prohibit the Company from (i) taking and disclosing a position contemplated by Rule 14d-9, Rule 14e-2(a)(2) or (3) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any disclosure that constitutes a “stop, look and listen” communication pursuant to

Section 14d-9(f) promulgated under the Exchange Act or (iii) making any disclosure to the Company’s stockholders that is required by applicable Law, which actions shall not constitute or be deemed to constitute an Adverse Recommendation Change; provided, however, that (A) any such disclosure permitted under clause (i) above that relates to a Company Takeover Proposal (other than a “stop, look and listen” communication) shall be deemed an Adverse Recommendation Change unless the Company Board expressly publicly reaffirms the Company Board Recommendation in connection with such disclosure and (B) any Adverse Recommendation Change may only be made in accordance with Section 5.02(f).

ARTICLE VI

Additional Agreements

SECTION 6.01. Company Stockholders Meeting; Preparation of the Proxy Statement. (a) Subject to Section 6.01(b), the Company shall take all necessary actions in accordance with applicable Law, the Company Articles and the Company Bylaws and the rules and regulations of NYSE to duly call, give notice of, convene and hold a meeting of its stockholders (including any adjournment, recess or postponement thereof, the “Company Stockholders Meeting”) for the purpose of obtaining the Company Stockholder Approval as soon as reasonably practicable after the SEC confirms that it will not review or that it has no further comments on the Proxy Statement, including (i) establishing a record date for such Company Stockholders Meeting promptly after the date on which the SEC confirms that it will not review or that it has no further comments on the Proxy Statement (the “Company Record Date”) and (ii) duly convening and holding the Company Stockholders Meeting no later than 45 days after the Company Record Date. Unless the Company Board has made an Adverse Recommendation Change pursuant to Section 5.02, the Company shall use reasonable best efforts to solicit and obtain the Company Stockholder Approval, including engaging a proxy solicitation firm for the purpose of assisting in the solicitation of proxies for the Company Stockholders Meeting. The Company may, after consultation with Parent, adjourn, recess or postpone the Company Stockholders Meeting only (i) to the extent required by applicable Law to ensure that any required supplement or amendment to the Proxy Statement is provided to the stockholders of the Company within a reasonable amount of time in advance of the Company Stockholders Meeting, (ii) to the extent required by a court of competent jurisdiction in connection with any Proceedings in connection with this Agreement or the Transactions, (iii) if, as of the time for which the Company Stockholders Meeting is originally scheduled (as set forth in the Proxy Statement), there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting or Parent reasonably believes that the Company will not receive proxies sufficient to obtain the Company Stockholder Approvals, whether or not a quorum is present, or (iv) the Company Board or any committee thereof determines in good faith (after consultation with its outside counsel) that the failure to adjourn, recess or postpone the Company Stockholders Meeting would violate the directors’ fiduciary duties under applicable Law. Notwithstanding the foregoing, the Company shall not adjourn, recess or postpone the Company Stockholders Meeting to a date that is (x) more than 30 days after the date on which the Company Stockholders Meeting was originally scheduled or (y) less than five Business Days prior to the Outside Date, in the case of each of (x) and (y) without the prior written consent of Parent. Unless the Company Board has made an Adverse Recommendation Change in accordance with Section 5.02, the Company shall keep Parent updated with respect to proxy solicitation results as reasonably requested by Parent.

(b) As promptly as reasonably practicable (but in any event no later than 20 Business Days) after the execution of this Agreement, the Company shall prepare the Proxy Statement in preliminary form and file it with the SEC. Subject to Section 5.02, the Company Board shall include the Company Board Recommendation in the Proxy Statement. Parent shall provide to the Company all information concerning Parent and Merger Sub as may be reasonably requested by the Company in connection with the Proxy Statement and shall otherwise assist and cooperate with the Company in the preparation of the Proxy Statement and the resolution of any comments thereto received from the SEC. Each of the Company, Parent and Merger Sub shall promptly correct any information with respect to it or provided by it for use in the Proxy Statement if and to the extent, in the absence of such a correction, the Proxy Statement would contain a misstatement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and the Company shall disseminate such correction to the stockholders of the Company, as determined by the Company after consultation with Parent. The Company shall notify Parent promptly upon the receipt of any comments (whether written or oral) from the SEC and of any request (whether written or oral) by the SEC for amendments or supplements to the Proxy Statement and shall promptly supply Parent with copies of all such comments, requests and any other written correspondence between the Company or any of its Representatives, on the one hand, and the SEC, on the other hand, with respect to the Proxy Statement. The Company shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments received from the SEC concerning the Proxy Statement and to resolve such comments with the SEC, and shall use its reasonable best efforts to cause the Proxy Statement to be disseminated to its stockholders as promptly as reasonably practicable after the resolution of any such comments or after the SEC confirms that it will not review the Proxy Statement. Prior to the filing of the Proxy Statement (or any amendment or supplement thereto) or any dissemination thereof to the stockholders of the Company, or responding to any comments from the SEC with respect thereto, the Company shall provide Parent and its counsel with a reasonable opportunity to review and to comment on such document or response, which comments the Company shall consider in good faith.

SECTION 6.02. Access to Information; Confidentiality. Except if prohibited by any applicable Law, the Company shall, and shall cause each of the Company Subsidiaries to, afford to Parent and its Representatives reasonable access during normal business hours, upon reasonable advance notice, during the period prior to the Effective Time to all their respective properties, books and records, Contracts and personnel and, during such period, the Company shall, and shall cause each Company Subsidiary to, furnish, as promptly as reasonably practicable, to Parent (A) copies of all correspondence between the Company or any Company Subsidiary and any other party to a Contract with regard to any Consent that is actually or purportedly required to be taken or obtained with respect to such Contract in connection with the announcement, pendency or consummation of the Transactions and (B) all other information concerning its business, properties and personnel as Parent may reasonably request, including information regarding the status and substance of any negotiations with any Governmental Entity relating to changes in the rates or other terms of any existing Contract with such Governmental Entity; provided, however, that neither the Company nor any of the Company Subsidiaries shall be obligated to provide such access or information if the Company or the Company Subsidiary, as applicable, determines in its reasonable judgment that doing so would (i) violate applicable Law or an applicable Judgment, (ii) waive the protection of attorney-client privilege, attorney work product protection or other legal privilege or (iii) in light of COVID-19 or any COVID-19 Measures, jeopardize the health or safety of any employee of the Company, and in any such event, the Company shall, and shall cause the applicable Company Subsidiary to, use reasonable best efforts to communicate, to the extent feasible, the applicable information in a way that would not result in any of the outcomes described in the foregoing clauses (i), (ii) and (iii), including by entering into a joint defense agreement, “clean team” agreement, common interest agreement or other similar arrangement. Any in-person visits conducted pursuant to this Section 6.02 shall be conducted in accordance with any applicable COVID-19 Measures and shall be conducted in such a manner as to not interfere unreasonably with the conduct of the business of the Company and the Company Subsidiaries. All information exchanged pursuant to this Section 6.02 shall be subject to the confidentiality letter agreement dated April 7, 2021, between the Company and Parent (as amended or supplemented from time to time, the “Confidentiality Agreement”). Prior to the Effective Time, Parent, Merger Sub and their Representatives shall not have the right to conduct environmental testing or sampling at any of the facilities or properties of the Company or any of its subsidiaries. No investigation by Parent or its Representatives shall affect or be deemed to modify or waive the representations and warranties of the Company set forth in this Agreement.

SECTION 6.03. Consents and Approvals. (a) Upon the terms and subject to the conditions set forth in this Agreement, each party shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to cause the conditions to Closing to be satisfied as promptly as reasonably practicable and to consummate and make effective, in the most expeditious manner reasonably practicable, the Transactions, including (i) obtaining all necessary or advisable Consents from, making all necessary registrations, declarations and filings with and taking all reasonable steps as may be necessary to obtain a Consent from or avoid a Proceeding by any Governmental Entity or other third party with respect to this Agreement or the Transactions, (ii) furnishing all information required to be furnished in connection with obtaining any Consents from or making any filings with any Governmental Entity or other third party, and promptly cooperating with and furnishing information in connection with any such requirements imposed upon any party or any of their respective subsidiaries in connection with this Agreement or the consummation of the Transactions, (iii) executing and delivering any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement and (iv) defending or contesting in good faith any Proceeding brought by a third party that could otherwise prevent or impede, interfere with, hinder or delay in any material respect the consummation of the Transactions, in the case of each of clauses (i) through (iv), other than with respect to Consents, registrations, declarations, filings, instruments and Proceedings relating to or under applicable Antitrust Laws, Health Care Laws and Insurance Laws, which are subject to Sections 6.03(c) and 6.03(d). Notwithstanding anything to the contrary set forth in this Agreement, with respect to any Consent, none of Parent, Merger Sub or any of their respective subsidiaries shall be required to, and the Company and the Company Subsidiaries shall not, without the prior written consent of Parent, pay or agree to pay any amount as consideration therefor to, or grant or agree to grant any financial, contractual or other concession in favor of, the Person from whom such Consent is sought, other than (i) filing and processing fees and (ii) any such payment or concession that is solely applicable to the Company and the Company Subsidiaries (a “Company Concession”) and, when taken together with all Company Concessions and Company Restrictions, is de minimis to the Company and the Company Subsidiaries, taken as a whole.

(b) Subject to Section 6.03(c), Parent shall use its reasonable best efforts to take, or cause to be taken, all actions necessary to assist the Company in obtaining all consents and approvals under the BCBSA License Agreements, including any other transfer or change of control consents or approvals of the BCBSA needed as a result of this Agreement, the Merger or the other Transactions. Parent shall use its reasonable best efforts to cooperate in all respects with the Company in connection with any filings or submissions requested or required by the BCBSA.

(c) Each party agrees to (i) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act within 30 days after the date of this Agreement, unless otherwise mutually agreed to by the parties, and to make any other required filings pursuant to applicable Antitrust Laws, Health Care Laws or Insurance Laws with respect to the Transactions as promptly as reasonably practicable and advisable following the date hereof, including Form A, Form E, “material modification” or similar change of control applications to be filed in each jurisdiction where required by applicable Health Care Laws or Insurance Laws with respect to the Transactions, (ii) supply as promptly as practicable and advisable any additional information and documentary material that may be requested by any Governmental Entity with competent jurisdiction, including pursuant to the HSR Act or any other applicable Antitrust Laws, Health Care Laws or Insurance Laws, (iii) cooperate with any investigation, review or other inquiry by or before a Governmental Entity of competent jurisdiction relating to the Transactions and (iv) use reasonable best efforts to take or cause to be taken all other actions necessary to cause as promptly as reasonably practicable the expiration or termination of the applicable waiting periods under the HSR Act and any other applicable Antitrust Laws and to obtain as promptly as reasonably practicable all consents under any applicable Antitrust Laws, Health Care Laws and Insurance Laws that may be required by the United Stated Federal Trade Commission (the “FTC”), the United States Department of Justice (the “DOJ”) or any other Governmental Entity with competent jurisdiction, so as to enable the parties to consummate the Transactions without delay. In furtherance and not in limitation of the foregoing, each party shall use reasonable best efforts to take or cause to be taken as promptly as practicable all actions necessary to resolve objections, if any, as may be asserted with respect to the Transactions under any applicable Antitrust Law, Health Care Laws or Insurance Laws; provided, however, without the prior written consent of each party, none of Parent, Merger Sub or Company shall be required to defend any lawsuit brought by a Governmental Entity or other adjudicatory action initiated by or at the behest of a Governmental Entity (and not upon the filing of a claim, challenge or complaint by any Person other than such Governmental Entity), in each case, seeking to either (i) restrain, enjoin, prevent, prohibit, or otherwise make illegal the consummation of the Merger or the other Transactions or (ii) impose a Burdensome Condition (as defined below). Notwithstanding anything to the contrary set forth in this Agreement, nothing contained in this Section 6.03 shall require Parent, Merger Sub or any of their respective subsidiaries to, and the Company and the Company Subsidiaries shall not, without the prior written consent of Parent, propose, negotiate, effect or agree to, or execute any settlements, undertakings, consent decrees, stipulations or other agreements with any Governmental Entity (including ASES) or with any other Person (including the BCBSA) obligating Parent, the Company or any of their respective subsidiaries to, (i) sell, divest, license or otherwise convey or hold separate any asset or business of Parent, the Company or any of their respective subsidiaries, (ii) terminate or alter any existing relationship, contractual right or obligation of Parent, the Company or any of their respective subsidiaries, (iii) create any relationship, contractual right or obligation, including any payment obligation (other than customary filing fees), of Parent, the Company or any of their respective subsidiaries or (iv) implement any limitations or restrictions on the ability of Parent, Merger Sub or any of their respective subsidiaries to hold and exercise full rights of ownership of any Equity Interests in the Surviving Corporation, including the right to vote such Equity Interests, or to effectively control the business or operations of the Company or any of the Company Subsidiaries, in each case other than any action or condition described in the immediately preceding clauses (i)-(iv) that applies solely to the Company and the Company Subsidiaries (a “Company Restriction”) and, when taken together with all Company Concessions and Company Restrictions, is de minimis to the Company and the Company Subsidiaries, taken as a whole (a “De Minimis Company Restriction”). The term “Burdensome Condition” shall mean any action or condition described in clauses (i)-(iv) of the immediately preceding sentence other than any De Minimis Company Restriction.

(d) Each of Parent and the Company shall (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Entity by any Person in connection with the Transactions, and in connection with any investigation or other inquiry by or before a Governmental Entity relating to the Transactions, including any proceeding initiated by a private party, including furnishing to the other party such necessary information and reasonable assistance as the other party may request in connection with its preparation of any filing or submission which is necessary under any applicable Antitrust Laws, Health Care Laws and Insurance Laws, (ii) give the other party reasonable prior notice of any such filings or submissions and, to the extent reasonably practicable, of any communication with, and any inquiries or requests for additional information from, the FTC, the DOJ, the OCI and any other Governmental Entity regarding the Merger or any of the other Transactions, and permit the other party to review and discuss in advance, and consider in good faith the views of, and secure the participation of, the other party in connection with, any such filings, submissions, communications, inquiries or requests, (iii) unless prohibited by applicable Law or by the applicable Governmental Entity, and to the extent reasonably practicable, (A) not participate in or attend any meeting, or engage in any substantive conversation, with any Governmental Entity in respect of the Merger or any of the other Transactions without the other party, (B) give the other party reasonable prior notice of any such meeting or conversation, (C) in the event one party is prohibited by applicable Law or by the applicable Governmental Entity from participating in or attending any such meeting or engaging in any such conversation, keep such party apprised with respect thereto, (D) cooperate with one another in the filing of any substantive memoranda, white papers, filings, correspondence or other written communications explaining or defending this Agreement, the Merger or any of the other Transactions, articulating any regulatory or competitive argument or responding to requests or objections made by any Governmental Entity and (E) furnish the other party with copies of all filings, submissions, correspondence and communications (and memoranda setting forth the substance thereof) between it and its affiliates and their respective Representatives, on the one hand, and any Governmental Entity or members of any Governmental Entity’s staff, on the other hand, with respect to this Agreement, the Merger and the other Transactions, (iv) comply with any inquiry or request from the FTC, the DOJ, the OCI or any other Governmental Entity as promptly as reasonably practicable and (v) consult with one another in connection with any inquiry, hearing, investigation, Proceeding or litigation by, or negotiations with, any Governmental Entity relating to this Agreement, the Merger or any of the other Transactions, including the scheduling of, and strategic planning for, any meetings with any Governmental Entity relating thereto. Any such additional information shall be in substantial compliance with the requirements of applicable Law, including applicable Antitrust Laws, Health Care Laws and Insurance Laws, as the case may be. Notwithstanding anything in this Agreement to the contrary, Parent shall, on behalf of the parties, control and lead all communications and strategy for dealing with the FTC, the DOJ, the OCI and any other Governmental Entity with respect to the HSR Act and any other applicable Law, including Antitrust Laws, Health Care Laws or Insurance Laws.

(e) In addition to and without limiting any of the parties’ respective obligations in this Section 6.03, the Company and the Company Board shall (i) take all action necessary to ensure that no state or territorial takeover statute, “business combination”, “control share acquisition”, “fair price”, “moratorium” or similar Law is or becomes applicable to any Transaction or this Agreement and (ii) if any state or territorial takeover statute, “business combination”, “control share acquisition”, “fair price”, “moratorium” or similar Law becomes applicable to any Transaction or this Agreement, take all action necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Transactions and this Agreement.

SECTION 6.04. Equity Awards. Prior to the Effective Time, the Company Board (or, if appropriate, any committee administering the Company Stock Plan) shall adopt such resolutions and take such other actions (including obtaining any required consents) as may be required to effect the following:

(a)  Equity Awards Granted Prior to the Date of this Agreement.

(i) at the Effective Time, each Company RSA outstanding as of the date of this Agreement and immediately prior to the Effective Time, whether or not vested, will be converted, in full satisfaction of the rights of the holder thereof and without any action on the part of such holder, into the right to receive the Merger Consideration, without interest;

(ii) at the Effective Time, each award of Company PSUs outstanding as of the date of this Agreement and immediately prior to the Effective Time, whether or not vested, will be canceled and converted, in full satisfaction of the rights of the holder thereof and without any action on the part of such holder, into the right to receive an amount in cash equal to the product of (A) the Merger Consideration and (B) the number of shares of Company Common Stock covered by each such award immediately prior to the Effective Time, determined based on target performance; and

(iii) at the Effective Time, each award of Company RSUs outstanding as of the date of this Agreement and immediately prior to the Effective Time, whether or not vested, will be canceled and converted, in full satisfaction of the rights of the holder thereof and without any action on the part of such holder, into the right to receive an amount in cash equal to the product of (A) the Merger Consideration and (B) the number of shares of Company Common Stock covered by such award as of immediately prior to the Effective Time.

(b) Equity Awards Granted Following the Date of this Agreement. At the Effective Time, each award of Company RSUs or Company PSUs granted following the date of this Agreement and outstanding immediately prior to the Effective Time, whether or not vested, will be canceled and converted, in full satisfaction of the rights of the holder thereof and without any action on the part of such holder, into the right to receive an amount in cash equal to the product of (i) the Merger Consideration and (ii) the number of shares of Company Common Stock covered by such award as of immediately prior to the Effective Time (determined, in the case of Company PSUs, based on target performance), payable on the date the award of Company RSUs or Company PSUs, respectively, would have otherwise vested pursuant to its vesting schedule, subject to the holder’s continuing employment as of each such vesting date or as otherwise provided in and pursuant to the terms and conditions of the award agreements for such Company RSUs and Company PSUs, which terms and conditions shall be no more favorable than those with respect to awards granted prior to the date of this Agreement.

(c) All amounts payable pursuant to this Section 6.04 shall be subject to any required withholding of Taxes and shall be paid without interest as soon as practicable following the applicable payment date specified herein, and may be paid through the payroll system of the Surviving Corporation.

(d) The Company shall ensure that, following the Effective Time, no current or former participant in any Company Stock Plan or other Company Benefit Plan shall have any right thereunder to acquire any capital stock of the Company, any Company Subsidiary or the Surviving Corporation and its subsidiaries or any other equity interest therein.

SECTION 6.05. Continuing Employee Matters. (a) For a period from the Effective Time through the first anniversary of the Effective Time, each employee of the Company or a Company Subsidiary who remains in the employment of the Surviving Corporation and its subsidiaries (the “Continuing Employees”) shall receive from the Surviving Corporation or a subsidiary (i) a base salary, wage or commission rate at least equal to the base salary, wage or commission rate provided to such Continuing Employee by the Company or such Company Subsidiary immediately prior to the Effective Time, (ii) incentive compensation opportunities no less favorable than the incentive compensation opportunities provided to such Continuing Employee by the Company or such Company Subsidiary immediately prior to the Effective Time (including the target value of annual equity-based compensation awards historically granted to such Continuing Employee prior to the Effective Time, but excluding any one-time, special or transaction-related incentive compensation opportunities), which incentive compensation opportunities will be subject to the terms and conditions of Parent’s incentive compensation programs and (iii) other employee benefits that are no less favorable in the aggregate to the benefits provided by the Company or any Company Subsidiary to such Continuing Employee immediately prior to the Effective Time; provided that, for the avoidance of doubt, neither Parent nor the Surviving Corporation nor any of Parent’s subsidiaries shall have any obligation to issue, or adopt any plans or arrangements providing for the issuance of, Equity Interests to any Continuing Employee. Unless as otherwise provided herein, nothing in this Agreement shall confer upon any Continuing Employee any right to continue in the employ or service of Parent, the Surviving Corporation or any affiliate of Parent, or shall interfere with or restrict in any way the rights of Parent, the Surviving Corporation or any affiliate of Parent, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Employee, at any time, for any reason whatsoever, with or without cause.

(b) With respect to any “employee benefit plan,” as defined in Section 3(3) of ERISA, or other benefit plan or arrangement maintained by Parent or its affiliates in which any Continuing Employee is eligible to participate on or after the Effective Time, as of the Effective Time, Parent shall cause the Surviving Corporation to recognize the service of each Continuing Employee with the Company or any Company Subsidiary (as well as service with any predecessor employer) as if such service had been performed with Parent as of the Effective Time for all purposes under any benefit plan maintained by Parent (other than (i) any post-employment health or post-employment welfare plan or defined benefit pension plan or (ii) any severance plan to the extent a Continuing Employee is covered under another severance arrangement with the Company (excluding any severance payable pursuant to applicable Law)) (in each case, solely to the extent that Parent makes such plan or program available to employees of the Surviving Corporation and not in any case where such credit would result in duplication of benefits for the same period of service), but not for purposes of any other employee benefit plan of Parent.

(c) With respect to any health and welfare plan maintained by Parent or its affiliates in which Continuing Employees are eligible to participate after the Effective Time, Parent shall, and shall cause its affiliates, including the Surviving Corporation, to, use reasonable best efforts to (i) waive, or cause to be waived, all limitations as to preexisting conditions or exclusions, actively-at-work requirements and waiting periods with respect to participation and coverage requirements applicable to each Continuing Employee (and his or her eligible dependents) to the extent such conditions and exclusions were satisfied or did not apply to such employees under the welfare plans of the Company prior to the Effective Time and (ii) provide each Continuing Employee with credit for any co-payments, deductibles and similar expenses incurred by each Continuing Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs in satisfying any analogous deductible or out-of-pocket requirements to the extent applicable under the relevant benefit plan in which each Continuing Employee (and his or her eligible dependents) will be eligible to participate from and after the Effective Time.

(d) Without limiting the generality of Section 9.07, this Section 6.05 shall be binding upon, and shall inure solely to the benefit of each of the parties to this Agreement and their respective successors and assigns, and nothing in this Section 6.05, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever (including any right to continued employment by or services with Parent, the Company, the Surviving Corporation, or any of their respective subsidiaries) under or by reason of this Section 6.05. Nothing contained herein shall be construed as requiring, and the Company shall take no action that would have the effect of requiring, Parent or the Surviving Corporation to continue any specific plans, programs, policies, arrangements, agreements or understandings or to continue the employment of any specific person. Furthermore, no provision of this Agreement shall be construed as prohibiting or limiting the ability of Parent or the Surviving Corporation to amend, modify or terminate any plans, programs, policies, arrangements, agreements or understandings of Parent, the Company or the Surviving Corporation and nothing therein shall be construed as an amendment to any such plan, program, policy, arrangement, agreement or understanding for any purpose.

SECTION 6.06. Indemnification. (a) Parent shall assume the obligations with respect to all rights to indemnification, advancement of expenses and exculpation from liabilities, for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers (the “Indemnified Persons”) of the Company or any Company Subsidiary as provided in (and solely to the extent as may be provided by the Company or the applicable Company Subsidiary pursuant to) the Company Articles, the Company Bylaws, the organizational documents of any Company Subsidiary or any indemnification agreement between such Indemnified Person and the Company or any Company Subsidiary (in each case, as in effect on the date hereof and, in the case of any indemnification agreement, as set forth in Section 6.06(a) of the Company Disclosure Letter and of which the Company has made available to Parent true, correct and complete copies), without further action, as of the Effective Time, and such obligations shall survive the Merger and shall continue in full force and effect in accordance with their terms. For the avoidance of doubt, the applicable rights of indemnification and exculpation contemplated by this Section 6.06 and pursuant to the terms of the Company Articles or Company Bylaws as in effect at or immediately prior to the Effective Time shall not be impaired by any modification of such terms in any amendment or restatement of such Company Articles or Company Bylaws following the Effective Time (including in connection with the filing of the PR Certificate of Merger and the DE Certificate of Merger).

(b) Parent shall obtain, or shall cause the Surviving Corporation to obtain, at or prior to the Effective Time, a prepaid (or “tail”) directors’ and officers’ liability insurance policy in respect of acts or omissions occurring at or prior to the Effective Time, covering each Person currently covered by the Company’s or any Company Subsidiary’s directors’ and officers’ liability insurance policies, with coverage for six years following the Effective Time on terms with respect to such coverage and amounts no less favorable to the insureds than those of such policy in effect immediately prior to the Effective Time; provided, however, that in no event shall Parent or the Surviving Corporation be required to expend pursuant to this Section 6.06(b) an amount in excess of 300% of the most recent annual premium paid by the Company or any Company Subsidiary for such insurance for its current fiscal year (such 300% threshold, the “Maximum Premium”); provided further that, if the amount necessary to procure such prepaid (or “tail”) insurance coverage exceeds such Maximum Premium, Parent or the Surviving Corporation, as the case may be, shall only be obligated to provide as much coverage as may be obtained for such Maximum Premium. The Company may, prior to the Effective Time, purchase for an aggregate amount not to exceed the Maximum Premium, a six-year prepaid (or “tail”) policy on terms and conditions providing at least substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance maintained by the Company and the Company Subsidiaries in respect of acts or omissions occurring at or prior to the Effective Time. If such prepaid (or “tail”) policy has been obtained by the Company, it shall be deemed to satisfy all obligations to obtain insurance pursuant to this Section 6.06(b) and the Surviving Corporation shall use its reasonable best efforts to cause such policy to be maintained in full force and effect, for its full term, and to honor all of its obligations thereunder.

(c) In the event that Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, Parent or the Surviving Corporation shall make proper provision so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, or at Parent’s option, Parent, assume the obligations set forth in this Section 6.06.

SECTION 6.07. Fees and Expenses. (a) Except as set forth in Section 6.06, this Section 6.07 and Section 6.09, all fees and expenses incurred in connection with this Agreement, the Merger and the other Transactions shall be paid by the party incurring such fees or expenses, whether or not the Merger and the other Transactions are consummated.

(b) In the event that:

(i) the Company terminates this Agreement pursuant to Section 8.01(g),

(ii) Parent terminates this Agreement pursuant to Section 8.01(d) or would have been entitled to terminate this Agreement pursuant to Section 8.01(d) prior to or at the time the Company terminates this Agreement pursuant to Section 8.01(b)(i) or 8.01(b)(iii) or

(iii) (A) after the date of this Agreement, a Company Takeover Proposal from a third party is made, proposed or communicated to the Company Board or management, or is publicly made, proposed or communicated or otherwise becomes publicly known, or any Person or group publicly proposes or announces an intention to make a Company Takeover Proposal and, in each case, not publicly withdrawn prior to the event that gives rise to the applicable termination right, by a third party, (B) thereafter this Agreement is terminated by either Parent or the Company pursuant to Section 8.01(b)(i) or 8.01(b)(iii), or by Parent pursuant to Section 8.01(c) and (C) within 12 months of such termination (1) any transaction included within the definition of Company Takeover Proposal is consummated or (2) the Company or any Company Subsidiary enters into a definitive agreement providing for the consummation of any transaction within the definition of Company Takeover Proposal, in each case whether or not involving the same Company Takeover Proposal or the Person or group making the Company Takeover Proposal referred to in clause (A); provided that for purposes of clause (C), the term “Company Takeover Proposal” shall have the meaning assigned to such term in Section 9.03, except that all references to “15%” in such definition shall be deemed references to “50%”, then the Company shall pay to Parent (or its designee) a fee of $17,985,000 (the “Company Termination Fee”). Any fee due under this Section 6.07(b) shall be paid by wire transfer of same-day funds to an account designated by Parent (1) in the case of clause (i) above, prior to or simultaneously with such termination of this Agreement, (2) in the case of clause (ii) above, within five Business Days after the date of such termination of this Agreement and (3) in the case of clause (iii) above, within five Business Days after the earlier of (x) the date of the consummation of the applicable transaction referred to in clause (C)(1) thereof and (y) the date of entry into the definitive agreement referred to in clause (C)(2) thereof. The parties hereto acknowledge and agree that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion, whether or not the Company Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events. If the Company Termination Fee becomes payable in accordance with this Section 6.07, the payment to Parent or its designee of the Company Termination Fee shall be the sole and exclusive remedy of Parent and Merger Sub for any loss suffered by Parent or Merger Sub as a result of the failure of the Transactions to be consummated and, upon such payment in accordance with this Section 6.07, the Company shall not have any further liability or obligation relating to or arising out of this

Agreement or the Transactions, except in the case of fraud or willful or intentional breach of this Agreement by the Company.

(c) In the event that:

(i) the Company or Parent terminates this Agreement pursuant to Section 8.01(b)(i) and, at the time of such termination, (A) one or more of the conditions set forth in Section 7.01(a) (but only if the applicable Legal Restraint relates to the matters set forth in Section 7.01(b)), Section 7.01(b), Section 7.02(d), Section 7.02(e) or Section 7.02(f) was not satisfied (or, in the case of Section 7.02(d), Section 7.02(e) or Section 7.02(f), was not waived by Parent) and (B) all other conditions set forth in Article VII have been satisfied (or, to the extent permitted by Law, waived by the parties entitled thereto) (or in the case of conditions which by their nature are to be satisfied at the Closing, were capable of being satisfied as of such time),

(ii) the Company or Parent terminates this Agreement pursuant to Section 8.01(b)(ii) (but only if the applicable Legal Restraint relates to the matters set forth in Section 7.01(b)),

(iii) Parent terminates this Agreement pursuant to Section 8.01(f), or

(iv) the Company or Parent terminates this Agreement pursuant to Section 8.01(h),

then Parent shall pay to the Company (or its designee) a fee of $17,985,000 (the “Parent Termination Fee”). Any Parent Termination Fee due under this Section 6.07(c) shall be paid by wire transfer of same-day funds to an account designated by the Company within five Business Days after the date of such termination of this Agreement. The parties hereto acknowledge and agree that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion, whether or not the Parent Termination Fee may be payable under more than one provision of this Agreement at the same time or at different times and the occurrence of different events. If the Parent Termination Fee becomes payable in accordance with this Section 6.07, the payment to the Company or its designee of the Parent Termination Fee shall be the sole and exclusive remedy of the Company for any loss suffered by the Company as a result of the failure of the Transactions to be consummated and, upon such payment in accordance with this Section 6.07, neither Parent nor Merger Sub shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except in the case of fraud or willful or intentional breach of this Agreement by Parent or Merger Sub, as applicable.

(d) The Company and Parent acknowledge and agree that the agreements contained in Section 6.07(b) and 6.07(c) are an integral part of the Transactions, and that, without these agreements, the Company and Parent would not enter into this Agreement. Accordingly, if the Company fails to promptly pay any amount due pursuant to Section 6.07(b) or if Parent fails to promptly pay any amount due pursuant to Section 6.07(c) (any such amount, a “Payment”), and in order to obtain such Payment, the party entitled to receive such Payment (the “Recipient”) commences a Proceeding against the party obligated to make such Payment (the “Payor”) that results in a Judgment in the Recipient’s favor for such payment, the Payor shall pay to the Recipient its costs and expenses (including attorneys’ fees and expenses) in connection with such Proceeding, together with interest on the amount of such Payment from the date such Payment was required to be made until the date of payment at the prime rate as published in The Wall Street Journal in effect on the date such Payment was required to be made.

(e) Each of Parent and the Company shall comply with the provisions of Section 6.07(e) of the Company Disclosure Letter.

SECTION 6.08. Public Announcements. Except with respect to any Adverse Recommendation Change made in accordance with the terms of this Agreement or Company Takeover Proposal, Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the Transactions, including the Merger, and shall not issue any such press release or make any such public statement without the prior written consent of the other party (not to be unreasonably withheld, conditioned or delayed), except in each case (i) as required by applicable Law or court process, (ii) by obligations pursuant to the rules and regulations of any national securities exchange or national securities quotation system, or (iii) for statements that are not inconsistent with previous press releases, public disclosures or public statements made by Parent or the Company. Each of Parent and the Company shall consult with each other before issuing, and give the other a reasonable opportunity to review and comment upon, any employee communication programs or internal announcements with respect to the Transactions. The parties agree that the initial press release to be issued with respect to the Transactions shall be in the form heretofore agreed to by the parties.

SECTION 6.09. Tax Matters. The Company shall cooperate with Merger Sub and Parent in preparing, executing and filing any Tax Returns with respect to stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes incurred in connection with the Transactions. The Company shall and shall cause Triple-S Blue Inc., I.I. to cooperate with Merger Sub and Parent to take all actions necessary or required under the Tax Grant, the Incentive Law and any other applicable Law or custom, in each case, to preserve the availability of the Tax Grant following the Transactions, including notifying any applicable Governmental Entity of the Transactions or obtaining, prior to the Effective Time, any approval from an applicable Governmental Entity required in connection with the Transactions.

SECTION 6.10. Stockholder Litigation. From the date of this Agreement and until the termination of this Agreement in accordance with Article VIII hereof, the Company shall promptly advise Parent of any Proceeding commenced or, to the knowledge of the Company, threatened by a stockholder or holder of any Equity Interests of the Company against the Company or its directors or executive officers relating to the Merger or any of the other Transactions, and shall keep Parent reasonably informed, consult with Parent regarding and give Parent the opportunity to participate, but not control, the defense and settlement of any such Proceeding. Without limiting the generality of the foregoing, neither the Company nor any of the Company Subsidiaries, nor any of their respective Representatives, shall agree to or propose any settlement of any such Proceeding without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

SECTION 6.11. Section 16 Matters. From and after the date hereof and until the Effective Time, the Company shall take all actions as may be required to cause any dispositions of Equity Interests of the Company in connection with this Agreement and the Transactions by each individual who is a director or officer of the Company subject to Section 16 of the Exchange Act immediately prior to the Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 6.12. Merger Sub and Surviving Corporation Compliance. Parent shall cause Merger Sub or the Surviving Corporation, as applicable, to comply with all of its respective obligations under this Agreement, and Merger Sub shall not engage in any material activities of any nature except in connection with the Transactions and as provided in or contemplated by this Agreement (or ancillary hereto).

SECTION 6.13. Advice of Changes. The Company and Parent shall each promptly advise the other party (i) of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions and (ii) upon receiving any communication from any Governmental Entity or third party whose consent or approval is required for consummation of the Transactions that causes such party to believe that there is a reasonable likelihood that any such consent or approval will not be obtained or that the receipt of any such consent or approval will be materially delayed. The Company shall as promptly as reasonably practicable notify Parent of any notice or other communication from any party to any Specified Contract to the effect that such party has terminated or intends to terminate or otherwise adversely modify its relationship with the Company or any of the Company Subsidiaries as a result of the Transactions.

ARTICLE VII

Conditions Precedent to the Merger

SECTION 7.01. Conditions to Each Party’s Obligation. The respective obligation of each party to effect the Merger is subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by the parties entitled thereto) on or prior to the Closing Date of the following conditions:

(a) No Legal Restraints. No applicable Law, Judgment, other legal restraint or prohibition (in each case whether temporary, preliminary or permanent in nature) or binding order or determination by any Governmental Entity (collectively, the “Legal Restraints”) restraining, enjoining, preventing, prohibiting or otherwise making illegal the consummation of the Merger shall be in effect;

(b) Required Approvals. (i) The expiration or termination of any applicable waiting period (including any extension thereof) under the HSR Act shall have occurred, (ii) all other Antitrust Approvals shall have been obtained and (iii) all Specified Regulatory Approvals shall have been obtained; and

(c) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.

SECTION 7.02. Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction (or, to the extent permitted by Law, waiver by Parent and Merger Sub) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties of the Company. The representations and warranties of the Company (i) set forth in Section 3.15(a) (Absence of Certain Changes or Events) shall be true and correct in all respects at and as of the Closing Date as though made at and as of such date, (ii) set forth in Section 3.02 (Capital Structure) (other than the last sentence of Section 3.02(d) and Section 3.02(f)) shall be true and correct (for purposes of determining the satisfaction of this condition, without regard to any “materiality”, “Company Material Adverse Effect” or similar qualifications and exceptions contained therein) at and as of the Closing Date as though made at and as of such date (except to the extent such representation and warranty expressly relates to a specified date (in which case at and as of such specified date)) except for any de minimis inaccuracies, (iii) set forth in the first and third sentences of Section 3.01 (Organization, Standing and Power), Section 3.03 (Company Subsidiaries, Equity Interests) (other than the last sentence of Section 3.03(c)), Section 3.04 (Authority; Execution and Delivery; Enforceability) or Section 3.26 (Brokers and Other Advisors) shall be true and correct in all material respects, at and as of the Closing Date as though made at and as of such date (except to the extent such representation and warranty expressly relates to a specified date (in which case at and as of such specified date)) and (iv) set forth in Article III other than those specified in the foregoing clauses (i), (ii) and (iii) shall be true and correct (for purposes of determining the satisfaction of this condition, without regard to any “materiality”, “Company Material Adverse Effect” or similar qualifications and exceptions contained therein) at and as of the Closing Date as though made at and as of such date (except to the extent such representation and warranty expressly relates to a specified date (in which case at and as of such specified date)), other than for such failures to be true and correct that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time;

(c) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have been any change, event, effect, fact, circumstance, development or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(d) No Lawsuit or Other Adjudicatory Action. There shall not be any pending lawsuit brought by any Governmental Entity or other adjudicatory action initiated by or at the behest of any Governmental Entity (and not upon the filing of a claim, challenge or complaint by any Person other than such Governmental Entity), in either case, seeking to (A) restrain, enjoin, prevent, prohibit or otherwise make illegal the consummation of the Merger or the other Transactions or (B) impose a Burdensome Condition;

(e) No Legal Restraints. No Legal Restraint imposing a Burdensome Condition shall be in effect;

(f) Third-Party Consents. All consents and approvals of third parties with respect to the Contracts set forth in Section 7.02(f) of the Company Disclosure Letter shall have been obtained in accordance with Section 6.03(a); and

(g) Company Officer’s Certificate. Parent and Merger Sub shall have received from the Company a certificate, dated the Closing Date and signed on behalf of the Company by the Company’s Chief Executive Officer or Chief Financial Officer, certifying that the conditions set forth in clauses (a), (b) and (c) of this Section 7.02 have been satisfied.

SECTION 7.03. Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction (or, to the extent permitted by Law, waiver by the Company) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties of Parent and Merger Sub. The representations and warranties of Parent and Merger Sub (i) set forth in Sections 4.01 (Organization, Standing and Power), 4.02 (Merger Sub), 4.03 (Authority; Execution and Delivery; Enforceability) or 4.07 (Brokers and Other Advisors) shall be true and correct in all material respects, at and as of the Closing Date as though made at and as of such date (except to the extent such representation and warranty expressly relates to a specified date (in which case at and as of such specified date)) and (ii) set forth in Article IV other than those specified in the foregoing clause (i) shall be true and correct (for purposes of determining the satisfaction of this condition, without regard to any “materiality”, “Parent Material Adverse Effect” or similar qualifications and exceptions contained therein) at and as of the Closing Date as though made at and as of such date (except to the extent such representation and warranty expressly relates to a specified date (in which case at and as of such specified date)), other than for such failures to be true and correct that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect;

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement as of the Effective Time; and

(c) Parent Officer’s Certificate. The Company shall have received from Parent a certificate, dated the Closing Date and signed on behalf of Parent by a duly authorized officer of Parent, certifying that the conditions set forth in clauses (a) and (b) of this Section 7.03 have been satisfied.

ARTICLE VIII

Termination; Amendment and Waiver

SECTION 8.01. Termination. This Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time (whether before or after receipt of the Company Stockholder Approval, except as otherwise expressly noted):

(a) by mutual written consent of Parent, Merger Sub and the Company;

(b) by either Parent or the Company:

(i) if the Merger shall not have been consummated on or before May 23, 2022 (such date, the “Outside Date”); provided that notwithstanding the foregoing, the right to terminate this Agreement pursuant to this Section 8.01(b)(i) shall not be available to a party if the failure of the Merger to be consummated on or before the Outside Date is the result of a material breach of this Agreement by such party;

(ii) if any Legal Restraint permanently restraining, enjoining, preventing, prohibiting or otherwise making illegal the consummation of the Merger shall be in effect and shall have become final and non-appealable; or

(iii) if the Company Stockholder Approval shall not have been obtained at the Company Stockholders Meeting duly convened therefor (or any adjournment or postponement thereof) and at which a vote by the Company’s stockholders on the adoption of this Agreement was taken;

(c) by Parent, if the Company breaches any of its representations or warranties or fails to perform any of its covenants or obligations contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.02(a) or 7.02(b) and (ii) cannot be cured or, if capable of being cured, has not been cured prior to the earlier of (x) 30 days after the giving of written notice to the Company of such breach and (y) the Outside Date (provided that Parent and Merger Sub are not then in material breach of this Agreement);

(d) by Parent, prior to receipt of the Company Stockholder Approval, if (i) an Adverse Recommendation Change has occurred or (ii) the Company shall have materially breached its obligations under Section 5.02, which material breach, if capable of being cured, has not been cured within five days after Parent has given written notice to the Company of such breach; provided that any material breach by the Company of its obligations under Section 5.02 which directly or indirectly results in the submission of a Company Takeover Proposal shall not be capable of being cured;

(e) by the Company, if Parent or Merger Sub breaches any of its representations or warranties or fails to perform any of its covenants or obligations contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.03(a) or 7.03(b) and (ii) cannot be cured or, if capable of being cured, has not been cured prior to the earlier of (x) 30 days after the giving of written notice to Parent or Merger Sub of such breach and (y) the Outside Date (provided that the Company is not then in material breach of this Agreement);

(f) by Parent, if any Legal Restraint imposing a Burdensome Condition shall be in effect and shall have become final and non-appealable;

(g) by the Company, prior to receipt of the Company Stockholder Approval, in order to effect an Adverse Recommendation Change and concurrently enter into a definitive agreement providing for a Superior Proposal; provided that the Company has complied in all material respects with the terms of Section 5.02(f); or

(h) by the Company or Parent, if (i) a Governmental Entity has brought a lawsuit or (ii) an adjudicatory action has been initiated by or at the behest of a Governmental Entity (and not upon the filing of a claim, challenge or complaint by any Person other than such Governmental Entity), in either case, seeking to (A) restrain, enjoin, prevent, prohibit or otherwise make illegal the consummation of the Merger or the other Transactions or (B) impose a Burdensome Condition, and Parent or Merger Sub has notified the Company that it refuses, or has withheld its consent from the Company, to defend such lawsuit or adjudicatory action.

SECTION 8.02. Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.01, this Agreement shall forthwith become void and have no force and effect (other than Section 3.26, 4.07, the second to last sentence of Section 6.02, Section 6.07, this Section 8.02 and Article IX, which provisions shall survive such termination), without any liability or obligation on the part of Parent or Merger Sub, on the one hand, or the Company, on the other hand, except that no such termination shall relieve any party from liability arising out of or resulting from fraud or the willful and material breach by such party of any provision set forth in this Agreement prior to the date of such termination. For purposes of this Agreement, “willful and material breach” means a deliberate act or failure to act, which act or failure to act constitutes in and of itself a material breach of this Agreement that the breaching party is aware would, or would reasonably be expected to, breach its obligations under this Agreement. No termination hereof shall affect the parties’ respective obligations under the Confidentiality Agreement, all of which obligations shall survive any termination hereof in accordance with their terms.

SECTION 8.03. Amendment; Extension; Waiver. This Agreement may be amended, modified and supplemented in any and all respects only by an instrument in writing signed on behalf of each of the parties. Any agreement on the part of a party to any extension or waiver with respect to this Agreement shall be valid only if set forth in an instrument in writing signed on behalf of such party. At any time prior to the Effective Time, the parties (treating Parent and Merger Sub as one party for this purpose) may (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered pursuant to this Agreement or (iii) waive compliance by the other party with any of the agreements or conditions contained in this Agreement. Notwithstanding the foregoing, there shall be made no amendment, modification or supplement to this Agreement (i) after receipt of the Company Stockholder Approval which requires further approval by the stockholders of the Company without the further approval of such stockholders or (ii) after the Effective Time. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

ARTICLE IX

General Provisions

SECTION 9.01. Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any document or instrument delivered pursuant to or in connection with this Agreement shall survive the Effective Time. This Section 9.01 shall not limit any covenant or agreement contained in this Agreement or in any document or instrument delivered pursuant to or in connection with this Agreement, that by its terms applies or contemplates performance in whole or in part after the Effective Time.

SECTION 9.02. Notices. To be effective under this Agreement, all notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given on the date received if delivered personally or by mail or courier service (with proof of delivery), or on the date sent if sent by facsimile transmission (with confirmation) or electronic mail transmission to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to Parent or Merger Sub, to:

GuideWell Mutual Holding Corporation
4800 Deerwood Campus Parkway
Jacksonville, Florida 32246

Attention: Charles Joseph

Email: charles.joseph@bcbsfl.com

with a copy (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
E-mail: mngo@cravath.com; awark@cravath.com
Attention: Minh Van Ngo; Andrew M. Wark

(b) if to the Company, to:

Triple-S Management Corporation
1441 F.D. Roosevelt Avenue

San Juan, Puerto Rico 00920

Attention: Carlos Rodriguez Ramos

Email: crodrig@ssspr.com

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Attention: Phillip R. Mills
Email: phillip.mills@davispolk.com

and

Pietrantoni Mendez & Alvarez LLC
Popular Center 19th Floor
208 Ponce de León Ave.
San Juan, PR 00918
Attention: Manuel Rodríguez Boissén
Email: mrodriguez@pmalaw.com

SECTION 9.03. Definitions. For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means a customary confidentiality agreement that contains provisions that are no less favorable in any material respect to the Company than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreement need not include any “standstill” or similar provision).

“Administrator” means each program manager, managing general agent, third party administrator or claims adjuster or manager, at the time such Person is or was managing or administering business (including the administration, handling or adjusting of claims) for or on behalf of a Company Subsidiary.

An “affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. As used herein, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or other interests, by contract or otherwise.

“Agent” means each insurance agent, general agent, agency, authorized representative, producer, broker, reinsurance intermediary, program manager, managing general agent and managing general underwriter, at the time such Person is or was writing, selling, producing, underwriting, soliciting, negotiating, marketing, placing or administering business for or on behalf of a Company Subsidiary, including any employees of the Company or the Company Subsidiaries.

“Antitrust Laws” means the HSR Act, the Sherman Antitrust Act of 1890, and the rules and regulations promulgated thereunder, the Clayton Act of 1914, and the rules and regulations promulgated thereunder, the Federal Trade Commission Act of 1914, and the rules and regulations promulgated thereunder, and any other federal, state, territorial and foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“ASES” means the Administración de Seguros de Salud de Puerto Rico.

“BCBSA” means the Blue Cross and Blue Shield Association.

“BCBSA License Agreements” means (i) the Blue Shield License Agreement by and between BCBSA and the Company, including revisions, if any, adopted by Member Plans through the November 19, 2009 meeting and (ii) the Blue Cross License Agreement by and between BCBSA and the Company, including revisions, if any, adopted by Member Plans through the November 19, 2009 meeting.

A “Business Day” means any day other than a Saturday, Sunday or any day on which banks are required or authorized by Law to close in New York, New York or San Juan, Puerto Rico.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act.

“CMS” means the Centers for Medicare & Medicaid Services.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Benefit Plan” means each “employee benefit plan” as defined in Section 3(3) of ERISA and each other employment, consulting, bonus, pension, profit sharing, retirement, deferred compensation, incentive compensation, equity-based compensation, vacation, paid-time off, fringe benefit, severance, change in control, retention, disability, death benefit, hospitalization, medical, welfare benefit, post-employment or retirement or other compensatory or employee benefit plan, agreement, policy, program, arrangement or understanding, in each case (i) sponsored, maintained or contributed to, or required to be sponsored, maintained or contributed to, by the Company, any Company Subsidiary or any Commonly Controlled Entity for the benefit of any former or current director, officer, employee or independent contractor or (ii) with respect to which the Company or any Company Subsidiary would reasonably be expected to have any liability.

“Company Intellectual Property” means any Intellectual Property owned or licensed by the Company or any Company Subsidiary.

“Company Material Adverse Effect” means any change, event, effect, fact, circumstance, development or occurrence that, individually or in the aggregate with other changes, events, effects, facts, circumstances, developments or occurrences, has a material adverse effect on the business, properties, assets, financial condition, financial performance or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that none of the following, nor any change, event, effect, fact, circumstance development or occurrence to the extent or arising out of or relating to the following, shall be deemed either alone or in combination to constitute or be taken into account in determining whether a “Company Material Adverse Effect” has occurred or may, would or could occur: (i) general conditions affecting the health care services or insurance industries in the geographic regions or product markets in which the Company and the Company Subsidiaries operate, (ii) general market, economic or regulatory, legislative or political conditions or securities, credit, currency, financial or other capital or credit markets conditions, (iii) any change (or proposed change) in applicable Law, COVID-19 Measures, GAAP, SAP, actuarial policies or accounting standards (or interpretation or enforcement thereof), (iv) geopolitical conditions, the outbreak or escalation of hostilities, acts of war, cyberattacks, sabotage or terrorism, (v) any hurricane, tornado, flood, volcano, earthquake, epidemic, pandemic (including COVID-19) or other natural or man-made disaster, (vi) the failure, in and of itself, of the Company to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics (it being understood that the underlying factors or occurrences giving rise or contributing to such failure shall be taken into account in determining whether there has been a Company Material Adverse Effect), (vii) the announcement, performance, pendency or consummation of the Transactions, including the impact of any of the foregoing on any relationships, contractual or otherwise, with customers, suppliers, employees or regulators, (viii) the taking of any action expressly required by the terms of this Agreement or (ix) any actions taken or omitted to be taken by the Company or its subsidiaries upon the prior written request of Parent, except, in the case of clause (i), (ii), (iii), (iv) or (v), if the Company and the Company Subsidiaries, taken as a whole, are disproportionately affected thereby as compared with other similarly sized participants in the health care services or insurance industries in the geographic regions or product markets in which the Company and the Company Subsidiaries operate.

“Company Performance Share Unit” or “Company PSU” means each restricted stock unit subject to performance-based vesting criteria payable in, or whose value is determined with reference to the value of, shares of Company Common Stock, whether granted pursuant to the Company Stock Plan or otherwise.

“Company Restricted Share” or “Company RSA” means each share of Company Common Stock subject to vesting or forfeiture, whether granted pursuant to the Company Stock Plans or otherwise.

“Company Restricted Stock Unit” or “Company RSU” means each restricted stock unit payable in, or whose value is determined with reference to the value of, shares of Company Common Stock, whether granted pursuant to the Company Stock Plan or otherwise.

“Company Stock Plan” means the Company’s 2017 Incentive Plan, in each case, as amended and including all sub-plans thereunder.

“Company Subsidiaries” means the Company’s subsidiaries.

“Company Takeover Proposal” means any inquiry, proposal or offer from any Person or group relating to, in a single transaction or series of related transactions, any (a) direct or indirect acquisition or license of 15% or more of the consolidated assets of the Company and the Company Subsidiaries (based on the fair market value thereof) or assets comprising 15% or more of the consolidated revenues, net income or EBITDA of the Company and the Company Subsidiaries, including in any such case through the acquisition of one or more Company Subsidiaries owning such assets, (b) direct or indirect acquisition of 15% or more of the outstanding Company Common Stock or the outstanding voting power of the Company (or any other Equity Interests representing such voting power giving effect to any right of conversion or exchange thereof), (c) tender offer or exchange offer that if consummated would result directly or indirectly in any Person or group (or the stockholders of any Person or group) beneficially owning 15% or more of the outstanding Company Common Stock or the outstanding voting power of the Company (or any other Equity Interests representing such voting power giving effect to any right of conversion or exchange thereof), (d) merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other transaction involving the Company or any of the Company Subsidiaries which would result in any Person or group (or the stockholders of any Person or group) beneficially owning, directly or indirectly, 15% or more of the outstanding Company Common Stock or the outstanding voting power of the Company or of the surviving entity in a merger involving the Company or the resulting direct or indirect parent of the Company or such surviving entity (or any Equity Interests representing such voting power giving effect to any right of conversion or exchange thereof), or (e) any combination of the foregoing. For the avoidance of doubt, the Merger and the other Transactions shall not be deemed a Company Takeover Proposal.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any quarantine, ‘shelter in place,’ ‘stay at home,’ workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, order, directive, guideline, pronouncement, or recommendation promulgated by any industry group or any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, or an industry group providing for business closures, in each case, in connection with or in response to COVID-19, including the CARES Act and Families First Act.

“Environmental Claims” means any and all Proceedings, Judgments, directives, Liens, investigations or notices of noncompliance or violation or other written demands by or from any Person alleging liability of any kind (including liability for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resource damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from (A) the presence or Release of, or exposure to, any Hazardous Material at any location, or (B) the failure to comply with any Environmental Law or Environmental Authorization.

“Environmental Law” means any Law or Judgment relating to pollution, or the protection of the environment (including ambient air, surface water, groundwater, land surface or subsurface strata or sediments), natural resources or endangered, threatened species or, as relates to exposure to hazardous or toxic materials, human health and safety.

“Exchange Act” means the Securities Exchange Act of 1934, together with the rules and regulations promulgated thereunder.

“Families First Act” means the Families First Coronavirus Response Act.

“Form A” means that certain statement of change of control form required under Rule 83 of the OCI.

“Form E” means that certain pre-acquisition notification form required under Rule 83 of the OCI.

“Government Sponsored Health Care Programs” means (i) the Medicare program established under and governed by the applicable provisions of Title XVIII of the Social Security Act, the regulations promulgated thereunder and any sub-regulatory guidance issued, (ii) the Medicaid program governed by the applicable provisions of Title XIX of the Social Security Act, the Children’s Health Insurance Program (CHIP) governed by the applicable provisions of Title XXI of the Social Security Act and the regulations promulgated thereunder, as well as any state or territory’s Laws implementing the Medicaid program, (iii) the Federal Employees Health Benefit Program (FEHBP), (iv) TRICARE and (v) the health insurance program governed by Puerto Rico Act No. 72-1993.

“Hazardous Materials” means any petroleum or petroleum products, byproducts or distillates, ozone depleting substances, heavy metals, radioactive materials or wastes, asbestos in any form, polychlorinated biphenyls, hazardous or toxic substances or wastes and any other chemical, material, substance or waste that is prohibited or regulated, or that may result in liability, under any Environmental Law.

“Health Care Laws” means all applicable Laws relating to: (i) the licensure, certification, qualification or authority to transact business in connection with the provision of, payment for, or arrangement of, health care services, health benefits or health insurance (including, without limitation, Puerto Rico Act 77 of June 19, 1957 (the “PR Insurance Code”) and the Bill of Rights and Responsibilities of the Patient Act and the rules, regulations and guidance promulgated thereunder), including Laws that regulate Providers, managed care, third party payors and Persons bearing the financial risk for, or providing administrative or other functions in connection with, the provision of, payment for or arrangement of health care services and, including all Laws relating to Health Care Programs pursuant to which any applicable Company Subsidiary is required to be licensed or authorized to transact business; (ii) health care or insurance fraud or abuse, including the solicitation or acceptance of improper incentives involving persons operating in the health care industry, patient referrals or Provider incentives generally, including the following statutes: the Federal anti-kickback law (42 U.S.C. § 1320a-7b), the Stark Law (42 U.S.C. § 1395nn), the Federal False Claims Act (31 U.S.C. §§ 3729, et seq.), the Federal Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a), the Federal Program Fraud Civil Remedies Act (31 U.S.C. § 3801 et seq.) and the Federal Health Care Fraud Law (18 U.S.C. § 1347); (iii) the provision of administrative, management or other services related to any Health Care Programs, including the administration of health care claims or benefits or processing or payment for health care items and services, treatment or supplies furnished by Providers, including the provision of the services of third party administrators, utilization review agents and Persons performing quality assurance, credentialing or coordination of benefits; (iv) the licensure, certification, qualification or authority to transact business in connection with the provision of, or payment for, pharmacy services, along with the requirements of the U.S. Drug Enforcement Administration in connection therewith, including 21 U.S.C. § 801 et. seq., commonly referred to as the “Controlled Substances Act” and any similar state or territorial Laws governing the prescribing or dispensing of controlled substances; (v) the Consolidated Omnibus Budget Reconciliation Act of 1985; (vi) ERISA; (vii) the Medicare Prescription Drug, Improvement, and Modernization Act of 2003; (viii) the Medicare Improvements for Patients and Providers Act of 2008; (ix) privacy, security, integrity, accuracy, transmission, storage or other protection of information about or belonging to actual or prospective participants in the Company’s Health Care Programs or other lines of business, including the Health Insurance Portability and Accountability Act of 1996 (Pub. L. No. 104-191), as amended by the Health Information Technology for Economic and Clinical Health Act (Pub. L. No. 111-5), including any other applicable Laws relating to medical information; (x) the Patient Protection and Affordable Care Act (Pub. L. 111-148) as amended by the Health Care and Education Reconciliation Act of 2010 (Pub. L. 111-152); (xi) the claims made or promotional or marketing efforts undertaken by the Company or any of the Company Subsidiaries with respect to prescription drugs or controlled substances; (xii) 42 U.S.C. § 1320a-7a(a)(5), 42 C.F.R. §

1003.101, commonly referred to as the “Beneficiary Inducement Law”; (xiii) the U.S. Food and Drug Administration; (xiv) restricting the corporate practice of medicine or fee splitting by licensed healthcare professionals; (xv) the practice of pharmacy, the operation of pharmacies, the wholesale distribution, dispensing, labeling, packaging, repackaging, advertising, adulteration or compounding of drug products or controlled substances; (xvi) the provision of pharmacy benefit management, utilization review and healthcare discount card programs and services; (xvii) federal, state or territorial Laws related to billing or claims for reimbursement for health care items and services submitted to any third party payor; (xviii) healthcare risk sharing products, services and arrangements; (xix) any state or territorial unfair and deceptive trade acts; (xx) the Families First Act, CARES Act and other Laws promulgated in connection with or in response to COVID-19; (xxi) the administration of health care claims or benefits or processing or payment for health care services, treatment or supplies furnished by Providers, including Laws that regulate third-party administrators, utilization review agents and persons performing quality assurance, credentialing or coordination of benefits; (xxii) the contracting, appointment, training, and payment of Agents; and (xxiii) any other health care Laws not specifically listed that are applicable to the operations, business, conduct, or licensure of the Company or the Company Subsidiaries.

“Health Care Programs” means all lines of business, programs and types of services offered by the Company or any of the Company Subsidiaries or Parent or any of its subsidiaries that involve or relate to providing, arranging to provide, reimbursing, or otherwise administering health care services, as applicable, including Government Sponsored Health Care Programs, commercial risk (individual, small group, large group), workers compensation, the Federal Employee Program of the BCBSA, administrative services only (ASO) and network rental, including self-funded group health plans.

“Indebtedness” means, with respect to any Person, without duplication, all obligations (including all obligations in respect of principal, accrued interest, penalties (including prepayment and early termination penalties), fees and premiums) of such Person: (a) for borrowed money (including the issuance of any debt security and obligations in respect of drawings under overdraft facilities), (b) evidenced by notes, bonds, debentures or similar Contracts, (c) for the deferred purchase price of property, goods or services (other than trade payables or accruals incurred in the ordinary course of business consistent with past practice), including “earn-outs,” post-closing price adjustments, and “seller notes” payable with respect to the acquisition of any business, assets or securities, (d) under capital leases (in accordance with GAAP, SAP or actuarial principles), (e) in respect of outstanding letters of credit, bank guarantees and bankers’ acceptances, (f) for Contracts relating to interest rate or currency rate protection, swap agreements, collar agreements, forward agreements, futures agreements and similar hedging and derivative agreements or (g) any guarantee in respect of any of the foregoing.

“Insurance Contract” means any Contract related to insurance, annuity or health care plans.

“Insurance Laws” means all Laws, subregulatory guidance, bulletins, licensure standards, permits or other requirements applicable to the business of insurance or reinsurance or the regulation of insurance or reinsurance companies, whether federal, national, provincial, state, territorial, local, foreign or multinational, and all applicable orders, directives of, and market conduct recommendations resulting from market conduct examinations of, Insurance Regulators (including, for the avoidance of doubt, any regulations, policies or procedures issued by the OCI).

“Insurance Regulator” means any Governmental Entity regulating the business of insurance or reinsurance, or regulating insurance or insurance companies, under Insurance Laws, including, for the avoidance of doubt, the OCI.

“Intellectual Property” means all intellectual property and other similar or equivalent proprietary rights throughout the world, including moral rights, whether registered or unregistered, including such rights in and to: (a) any patent (including all renewals, reissues, divisions, continuations, continuations-in-part, reexaminations, supplemental examinations, inter partes reviews, post-grant oppositions, substitutions and extensions thereof), patent application, patent disclosure and other patent right, invention and discovery (whether or not patentable or reduced to practice) and any design or utility model (collectively, “Patents”); (b) any trademark, service mark, trade name, business name, corporate name, brand name, design, logo, trade dress, social media user names, identifiers, handles and other indicia of origin, including any registration and any application for registration therefor, together with all goodwill associated therewith (collectively, “Trademarks”); (c) any copyright, work of authorship (whether or not copyrightable), and related rights, software, programs, data and databases in any form (including any documentation thereof), design rights, including any registration and any application for registration therefor (collectively, “Copyrights”); (d) all data, databases, formulae, processes, methods, techniques, know-how and other proprietary or confidential information, however documented, including all trade secrets within the meaning of applicable Law (collectively, “Trade Secrets”); and (e) any Internet domain name (including top-level domain names and global top-level domain names).

“Intervening Event” means a material development or change in circumstances relating to the Company or any Company Subsidiary (other than (a) a Company Takeover Proposal, (b) changes in the price of Company Common Stock, in and of itself (however, the underlying reasons for such changes may constitute an Intervening Event) or (c) the fact that, in and of itself, the Company exceeds any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period (however, the underlying reasons for such events may constitute an Intervening Event)) that occurs or arises after the execution and delivery of this Agreement and on or prior to the date of the Company Stockholder Approval and was not known to or reasonably foreseeable by the Company Board or any committee thereof prior to the execution and delivery of this Agreement.

“Investment Assets” means all bonds, stocks, mortgage loans and other investments that were carried on the books and records of the Company and the Company Subsidiaries as of the date of this Agreement.

“IT Assets” means computers, software, middleware, servers, workstations, routers, hubs, switches, data communications lines and other information technology equipment, and all associated documentation, in each case owned by or licensed to the Company or any Company Subsidiary.

“knowledge of the Company” or “Company’s knowledge” means the actual knowledge of the individuals set forth on Section 9.03 of the Company Disclosure Letter.

“OSS” means any computer software program whose source code is published and made available under a license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation).

“Parent Material Adverse Effect” means any change, effect, event, circumstance, fact, development or occurrence that prevents or materially impairs or delays the consummation of the Merger and the other Transactions or the ability of Parent or Merger Sub to perform its obligations under this Agreement.

“Permitted Liens” means (a) any Lien for Taxes or utilities not yet due and payable or Liens for Taxes being contested in good faith and, in each case, for which adequate accruals or reserves have been established on the financial statements of the Company in accordance with GAAP or SAP, as applicable; (b) zoning, building codes and other similar land use Laws imposed by any Governmental Entity having jurisdiction over such real property and which are not violated by the current use or occupancy of such real property; (c) utility easements, rights of way and similar recorded agreements, easements, covenants, reservations, restrictions and other matters of record; provided, however, that the Liens described in clauses (b) and (c) do not or would not reasonably be expected to, individually or in the aggregate, materially impair the ability of the Company or any of the Company Subsidiaries to use, occupy or operate the real property to which they relate in substantially the same manner as currently conducted (and excluding in all events any Liens securing the payment of money); (d) Liens granted in the ordinary course of business in connection with the insurance or reinsurance business of the Company or the Company Subsidiaries on cash and cash equivalent instruments or other investments; (e) statutory landlord Liens contained in the Leases; and (f) construction, mechanic’s, materialmen’s, laborer’s, workmen’s, repairmen’s, carrier’s and similar Liens, including all statutory Liens, arising or incurred in the ordinary course of business consistent with past practice; provided, however, that the underlying obligations are not yet due and payable or are being contested in good faith by appropriate proceedings and, in each case, for which adequate accruals or reserves have been established on the financial statements of the Company (if such accruals or reserves are required pursuant to GAAP, SAP or actuarial principles, as applicable).

A “Person” means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, organization, Governmental Entity or other entity.

“Personal Data” means all data that identifies an individual or, in combination with any other information or data available to the Company or any Company Subsidiary, is capable of identifying an individual.

“Providers” means all physicians, physician groups, medical groups, and other groups of health care practitioners, independent practice associations and other provider networks, dentists, optometrists, pharmacies and pharmacists, radiologists, radiology centers, laboratories, mental health professionals, community health centers, clinics, surgicenters, accountable care organizations, chiropractors, physical therapists, nurses, nurse practitioners, physician’s assistants, hospitals, skilled nursing facilities, extended care facilities, other health care or services facilities, durable medical equipment suppliers, home health agencies, alcoholism or drug abuse centers and any other specialty, ancillary or allied health professional or facility.

“Qualifying Director Share” means any share of capital stock of a subsidiary that is a “stock insurer” (as defined in the PR Insurance Code) that is owned by a director of such subsidiary. Qualifying Director Shares shall be disregarded for purposes of determining whether a subsidiary of a Person is considered “wholly owned” by such Person.

“Release” means any release, spill, emission, leaking, dumping, injection, pouring, pumping, deposit, disposal, discharge, dispersal, leaching or migration into or through the indoor or outdoor environment.

“Risk-Based Capital” means the minimum amount of capital required under Chapter 45 of the PR Insurance Code to support insurance business operations and to underwrite coverage.

“Risk-Based Capital Report” means written statements, together with all material exhibits, interrogatories, notes, schedules and any actuarial opinions, affirmations or certifications or other supporting documents in connection therewith, submitted by the Company or any applicable Company Subsidiary to any Governmental Entity or other Person with respect to Risk-Based Capital.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, together with the rules and regulations promulgated thereunder.

“Specified Permitted Investment” shall have the meaning set forth in Section 5.01(e)(i) of the Company Disclosure Letter.

A “subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, more than 50% of the Equity Interests in which) is owned directly or indirectly by such first Person.

“Superior Proposal” means any bona fide binding written offer which is made by a third party or group which, if consummated, would result in such third party or group (or in the case of a direct merger, consolidation, share exchange or other similar transaction between such third party or group and the Company, the stockholders of such third party or group) beneficially owning, directly or indirectly, more than 50% of the outstanding Company Common Stock or the outstanding voting power of the Company (or any other Equity Interests representing such voting power giving effect to any right of conversion or exchange thereof) or all or substantially all the consolidated assets of the Company and the Company Subsidiaries that the Company Board or any committee thereof determines in good faith, after consultation with its outside counsel and financial advisor, (a) is more favorable to the Company’s stockholders from a financial point of view than the Transactions, taking into account all terms and conditions of such offer (including all legal, regulatory, financial, timing and other aspects of such offer, including the identity of the Person making the proposal) as well as this Agreement and all changes to the terms of the Transactions proposed by Parent in response to such offer or otherwise and (b) is reasonably likely to be completed on the terms proposed, taking into account all terms and conditions of such offer (including all legal, regulatory, financial, timing and other aspects of such offer, including the identity of the Person making the proposal) as well as this Agreement and all changes to the terms of the Transactions proposed by Parent in response to such offer or otherwise.

“Tax Return” means all returns, declarations, statements, reports, filings, claims for refund, schedules, forms and information returns submitted to any Governmental Entity with respect to or relating to Taxes and any amendments thereto.

“Taxes” means any and all taxes, customs, tariffs, imposts, levies, duties, fees or other like assessments or charges of any kind imposed by a Governmental Entity, in each case in the nature of a tax, together with all interest, penalties and additions imposed with respect to such amounts.

“Taxing Authority” means any Governmental Entity exercising regulatory authority in respect of any Taxes.

“Unspecified Permitted Investment” shall have the meaning set forth in Section 5.01(e)(ii) of the Company Disclosure Letter.

SECTION 9.04. Interpretation. The headings contained in this Agreement and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. References to “this Agreement” shall include the Company Disclosure Letter. All Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any terms used in the Company Disclosure Letter, any Exhibit or any certificate or other document made or delivered pursuant hereto but not otherwise defined therein shall have the meaning as defined in this Agreement. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The word “will” shall be construed to have the same meaning as the word “shall”. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The word “or” shall not be exclusive. The phrase “date hereof” or “date of this Agreement” shall be deemed to refer to August 23, 2021. Unless the context requires otherwise (i) any definition of or reference to any Contract, instrument or other document or any Law herein shall be construed as referring to such Contract, instrument or other document or Law as from time to time amended, supplemented or otherwise modified, (ii) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (iii) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof and (iv) all references herein to Articles, Sections and Exhibits shall be construed to refer to Articles and Sections of, and Exhibits to, this Agreement. Wherever the term “group” is used in this Agreement, it is used as defined in Rule 13d-5 under the Exchange Act. As used in this Agreement, the term “beneficial ownership” (and its correlative terms) shall have the meaning assigned to such term in Rule 13d-3 under the Exchange Act. The term “made available” or words of similar import shall mean that the relevant documents, instruments or materials were (i) posted and made available to Parent in the due diligence data site maintained by the Company for the purpose of the Transactions not later than the day prior to the date of this Agreement, (ii) delivered by a Representative of the Company via electronic mail to a Representative of Parent not later than the day prior to the date of this Agreement or (iii) publicly available by virtue of the Company’s filing of a publicly available report, form or schedule with the SEC pursuant to the Securities Act or the Exchange Act not later than two Business Days prior to the date of this Agreement, except, in each case, to the extent the contents of such documents, instruments or materials are redacted. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

SECTION 9.05. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner such that the Transactions are consummated to the fullest extent possible.

SECTION 9.06. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic image scan transmission (including by portable document format (.pdf)) shall be deemed to be an original and effective as delivery of a manually executed counterpart of this Agreement.

SECTION 9.07. Entire Agreement; Third-Party Beneficiaries; No Other Representations or Warranties. (a) This Agreement and the Confidentiality Agreement (i) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties and their affiliates, or any of them, with respect to the subject matter hereof and thereof, and (ii) are not intended to confer upon any Person other than the parties any rights or remedies, except (A) the right of a party hereto on behalf of its stockholders or members, as applicable, to pursue damages suffered by such party and its stockholders or members, as applicable, (including claims for damages based on the loss of the economic benefits of the Merger) in the event of wrongful termination of this Agreement by the other party hereto (or any of its subsidiaries), which right is hereby expressly acknowledged and agreed by the parties hereto and (B) pursuant to Section 6.06, which is intended to be for the benefit of the Indemnified Persons and the other Persons covered by the insurance provided pursuant thereto.

(b) Except for the representations and warranties contained in Article III or in any certificate delivered to Parent in connection with the consummation of the Merger, each of Parent and Merger Sub acknowledges that neither the Company nor any Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of the Company Subsidiaries or with respect to any other information made available to Parent or Merger Sub in connection with the Transactions.

(c) Except for the representations and warranties contained in Article IV, or in any certificate delivered to the Company in connection with the consummation of the Merger, the Company acknowledges that none of Parent, Merger Sub or any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information made available to the Company in connection with the Transactions.

SECTION 9.08. Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof, except to the extent that the Laws of the Commonwealth of Puerto Rico are mandatorily applicable to this Agreement, the Transactions or the PR Certificate of Merger.

SECTION 9.09. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties, except that either Parent or Merger Sub may assign, in its sole discretion, any of or all its rights and interests under this Agreement to Parent (in the case of Merger Sub) or to any direct or indirect wholly owned subsidiary of Parent, but no such assignment shall (i) relieve Parent or Merger Sub, as applicable, of any of its obligations under this Agreement or (ii) be permissible if it would reasonably be expected to result in the imposition of withholding tax on the transactions contemplated by this Agreement in excess of any amounts that would have been imposed had such assignment not occurred. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

SECTION 9.10. Specific Enforcement; Jurisdiction. (a) The parties hereto acknowledge and agree that irreparable damage would occur and that the parties hereto would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions, or any other appropriate form of equitable relief, to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement in any court referred to in Section 9.10(b), without the necessity of providing any bond or other security or proving actual damages or the inadequacy of monetary damages as a remedy, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties acknowledges and agrees that the right of specific enforcement is an integral part of the Transactions and without such right, none of the parties would have entered into this Agreement. Each of the parties further agrees not to oppose a remedy of specific enforcement on the basis that the other party has an adequate alternative remedy at law.

(b) Each of the parties hereto hereby irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, if such court shall be unavailable, any state or federal court sitting in the State of Delaware) for the purpose of any Proceeding arising out of or relating to this Agreement, the Merger or any of the other Transactions, and each of the parties hereby irrevocably agrees that all claims with respect to such Proceeding may be heard and determined exclusively in such court. Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware (or, if such court shall be unavailable, any state or federal court sitting in the State of Delaware) in the event any Proceeding arises out of this Agreement, the Merger or any of the other Transactions, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) irrevocably consents to the service of process in any Proceeding arising out of or relating to this Agreement, the Merger or any of the other Transactions, on behalf of itself or its property, in accordance with Section 9.02 (provided that nothing in this Section 9.10(b) shall affect the right of any party to serve legal process in any other manner permitted by Law) and (iv) agrees that it will not bring any Proceeding relating to this Agreement, the Merger or any of the other Transactions in any court other than the Court of Chancery of the State of Delaware (or, if such court shall be unavailable, any state or federal court sitting in the State of Delaware). The parties hereto agree that a final trial court judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. The foregoing shall not restrict any party’s right to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment, or to bring suit for the recognition or enforcement of any judgment obtained in any court sitting in the State of Delaware or in any other court of competent jurisdiction following final determination of the applicable matter.

SECTION 9.11. WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE MERGER OR ANY OF THE OTHER TRANSACTIONS. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT MAKES THIS WAIVER VOLUNTARILY AND THAT THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.11.

[Remainder of page intentionally blank; signature pages follow.]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have duly executed this Agreement, all as of the date first written above.

GUIDEWELL MUTUAL HOLDING CORPORATION, as Parent,

By	/s/ Patrick J. Geraghty
	Name:	Patrick J. Geraghty
	Title:	President & Chief Executive Officer

GUIDEWELL MERGER, INC., as Merger Sub,

By	/s/ Thurman Justice
	Name:	Thurman Justice
	Title:	President

[Signature Page to Merger Agreement]

TRIPLE-S MANAGEMENT CORPORATION, as the Company,

By:	/s/ Roberto García-Rodríguez
	Name:	Roberto García-Rodríguez
	Title:	President and Chief Executive Officer

[Signature Page to Merger Agreement]